Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At December 31, 2023 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At December 31, 2023 presented in comparative format

Index

Glossary
Consolidated Financial Statements
Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements
Informative Summary required by Resolution No. 368/01
Auditors' Report issued by the Independent Auditors
Report of the Supervisory Commission

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Glossary

Term	Definition
$	Argentine peso
US$	US dollar
EUR	Euro
AA2000 The Company	Aeropuertos Argentina 2000 S.A.
AFIP	Acronym in Spanish for Federal Public Revenue Administration
ANSES	Acronym in Spanish for National Social Security Administration
ARSA	Aerolíneas Argentina S.A.
ASSUPA	Acronym in Spanish for Association of Patagonian Superficials
BCRA	Acronym in Spanish for Central Bank of Argentine Republic
BAN	Bank of Argentine Nation
OG	Official Gazette
BOPREAL	Acronym in Spanish for Bonds for the Reconstruction of a Free Argentina
CAAP	Corporación América Airports S.A.
IFRIC	Committee on Interpretations of International Financial Reporting Standards
NSC	Acronym in Spanish for National Securities Commission
CPCECABA	Acronym in Spanish for Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
DNU	Acronym in Spanish for Decree of Necessity and Urgency
DGR	Acronym in Spanish for General Directorate of Revenue
FACPCE	Acronym in Spanish for Argentine Federation of Professional Councils of Economic Sciences
IASB	International Accounting Standards Board
IATA	Acronym in Spanish for International Air Transport Association
COUNTRY Tax	Acronym in Spanish for Tax for an Inclusive and Solidary Argentina
INDEC	Acronym in Spanish for National Institute of Statistics and Censuses
CPI	Consumer Price Index (General Level)
LSSRP	Acronym in Spanish for Law of Social Solidarity and Productive Reactivation
MLC	Free Exchange Market
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
OACI	Acronym in Spanish for International Civil Aviation Organization
NO	Negotiable Obligations
ORSNA	Acronym in Spanish for Regulatory Body of the National Airport System
PEN	Acronym in Spanish for National Executive Power
PFIE	Acronym in Spanish for Financial Projection of Income and Expenses
PIK	Payment in kind
PP&E	Property , Plant & Equipment
RECPAM	Acronym in Spanish for Result from Exposure to Changes in the Purchasing Power of the Currency
SIRASE	Acronym in Spanish for Import System of the Argentine Republic and Payments for Foreign Services
NAS	National Airport System
N.A.R.	Nominal annual interest rate
OT	Ordered Text
TUA	Acronym in Spanish for Domestic Airport Usage Rate
TUAI	Acronym in Spanish for International Airport Usage Rate

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 – Autonomous City of Buenos Aires
Principal activity of the Company:	Exploitation, administration and operation of airports.

Consolidated Financial Statements

For the Fiscal Year N° 26 beginning on January 1, 2023

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the Company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45.90%

Capital breakdown (Note 16)

Issued Common Shares of N/V $1 and 1 vote each:
	Subscribed	Paid-in
	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Comprehensive Income

For the year ended at December 31, 2023 and 2022

		12.31.2023	12.31.2022
	Note	Millions of $
Continuous Operations
Sales income	4	438,644	349,745
Construction income		75,177	68,497
Cost of service	5.1	(262,297)	(220,313)
Construction costs		(75,083)	(68,391)
Income for gross profit for the year		176,441	129,538
Distribution and selling expenses	5.2	(25,285)	(16,371)
Administrative expenses	5.3	(18,538)	(14,153)
Other income and expenses, net	6.1	5,396	6,053
Operating profit for the year		138,014	105,067
Finance Income	6.2	65,236	16,495
Finance Costs	6.3	(204,747)	(4,431)
Result from exposure to changes in the purchasing power of the currency		(31,797)	7,723
Result of investments accounted for by the equity method		(5)	(13)
Income before income tax		(33,299)	124,841
Income tax	6.4	42,777	1,600
Income for the year for continuous operations		9,478	126,441
Net Income for the year		9,478	126,441
Other comprehensive income		-	-
Comprehensive Income for the year		9,478	126,441

Income attributable to:
Shareholders		9,407	126,550
Non –Controlling Interest		71	(109)

Income per share basic and diluted attributable to shareholders of the Company during the year (shown in $ per share) from continuous operations	21	36.6629	489.1018

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At December 31, 2023 and 2022

		12.31.2023	12.31.2022
	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method		1	5
Property, plant and equipment	13	628	550
Intangible Assets	7	876,004	847,337
Rights of use		3,136	1,570
Assets for deferred tax	14	1,063	-
Other receivables	9.1	18,293	30,222
Investments	9.3	43,052	-
Total Non-Current Assets		942,177	879,684
Current Assets
Other receivables	9.1	4,878	6,977
Trade receivables, net	9.2	44,965	29,406
Other assets		282	310
Investments	9.3	23,738	2
Cash and cash equivalents	9.4	72,793	79,743
Total Current Assets		146,656	116,438
Total Assets		1,088,833	996,122
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		63,100	63,100
Legal , facultative reserve and others		371,103	313,461
Retained earnings		9,407	57,418
Subtotal		444,006	434,375
Non-Controlling Interest		(30)	(101)
Total Shareholders’ Equity		443,976	434,274
Liabilities
Non-Current Liabilities
Provisions and other charges	11	6,906	7,079
Financial debts	8	501,802	358,943
Deferred income tax liabilities	14	30,877	72,494
Lease liabilities		3,555	-
Accounts payable and others	9.5	932	735
Total Non- Current Liabilities		544,072	439,251
Current Liabilities
Provisions and other charges	11	17,158	19,045
Financial debts	8	20,569	37,658
Income tax, net of prepayments		-	21
Lease liabilities		2,137	1,214
Accounts payable and others	9.5	54,016	49,470
Fee payable to the Argentine National Government	10.1	6,905	15,189
Total Current Liabilities		100,785	122,597
Total Liabilities		644,857	561,848
Total Shareholder’s Equity and Liabilities		1,088,833	996,122

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

At December 31, 2023 and 2022

	Attributable to majority shareholders
	Common Shares	Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Non controlling interest	Total equity
	Millions of $
Balance at 01.01.23	259	-	137	63,100	10,699	301,186	1,576	57,418	434,375	(101)	434,274
Resolution of Shareholders’ Meeting of April 26, 2023 - Constitution of reserves (Note 20)	-	-	-	-	1,914	55,504	-	(57,418)	-	-	-
Compensation plan	-	-	-	-	-	-	224	-	224	-	224
Net Comprehensive Income for the year	-	-	-	-	-	-	-	9,407	9,407	71	9,478
Balance at 12.31.2023	259	-	137	63,100	12,613	356,690	1,800	9,407	444,006	(30)	443,976

Balance at 01.01.22	259	911	137	158,580	10,699	305,388	1,515	(69,132)	408,357	8	408,365
Resolutions of the Shareholder’s meeting of March 10,2022 – Redemption of Preferred Shares (Note 18)	-	(911)	-	(95,480)	-	(4,202)	-	-	(100,593)	-	(100,593)
Compensation plan	-	-	-	-	-	-	61	-	61	-	61
Net Comprehensive Income for the year	-	-	-	-	-	-	-	126,550	126,550	(109)	126,441
Balance at 12.31.2022	259	-	137	63,100	10,699	301,186	1,576	57,418	434,375	(101)	434,274

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flows

For the year ended at December 31, 2023 and 2022

		12.31.2023	12.31.2022
	Note	Millions of $
Cash Flows from operating activities
Net income for the year		9,478	126,441
Adjustment for:
Income tax	14	(42,777)	(1,600)
Amortization of intangible assets	7	46,510	45,613
Depreciation of property , plant and equipment	5.1	175	124
Depreciation right of use	5.1	1,755	1,884
Bad debts provision	5.2	881	(3,929)
Specific allocation of accrued and unpaid income		6,905	4,847
Result from investments accounted for using the equity method		5	13
Compensation plan		224	61
Accrued and unpaid financial debts interest costs	8	27,766	32,165
Accrued deferred revenues and additional consideration	11	(6,190)	(6,073)
Accrued and unpaid exchange differences		148,922	(7,516)
Provision for contingencies	11	525	472
Inflation effect adjustment		(6,280)	(63,891)
Changes in operating assets and liabilities:
Changes in trade receivables		(36,404)	(23,378)
Changes in other receivables		(9,082)	(6,997)
Changes in other assets		28	(310)
Changes in accounts payable and others		38,826	23,289
Changes in provisions and other charges		603	(14,355)
Changes in fee payable to the Argentine National Government		(5,470)	(5,091)
Increase of intangible assets	7	(75,177)	(68,497)
Income tax payment		(5)	(389)
Net cash flow generated by operating activities		101,218	32,883
Cash Flow for investing activities
Acquisition of investments		(53,284)	(55,554)
Collection of investments		1,449	60,156
Acquisition of property, plant and equipment		(152)	(2)
Net Cash Flow (used in) / generated by investing activities		(51,987)	4,600
Cash Flow from financing activities
New financial debt	8	5,726	155,842
Lease liabilities		(1,451)	(1,569)
Financial debt paid- principal	8	(38,816)	(91,898)
Financial debt paid- interests	8	(25,324)	(33,873)
Payment of debt to the Argentine National Government	11	-	(94,907)
Dividends payment		-	(1,151)
Net Cash Flow used in financing activities		(59,865)	(67,556)
Net decrease in cash and cash equivalents		(10,634)	(30,073)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year		79,743	98,840
Net decrease in cash and cash equivalents		(10,634)	(30,073)
Inflation adjustment generated by cash and cash equivalents		(1,709)	21,014
Foreign Exchange differences by cash and cash equivalents		5,393	(10,038)
Cash and cash equivalents at the end of the year		72,793	79,743
Transactions that do not involve movement of cash and cash equivalents:
Acquisition of property, plant and equipment through financial lease liabilities		101	-

The accompanying notes are an integral part of these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine NAS. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement to December 2022 of the following commitments:

(i)	programming of funds for works and rescue of preferred shares $ 406.5 million and

(ii)	regularization of the specific allocation of income owed for 2020.

To date, the Company has complied with these commitments.

The ORSNA deferred until June 2023 the adjustment necessary to balance the PFIE. On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the Economic and Financial Regulation Management referring to the Review of the PFIE of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

By virtue of this, the Company made a judicial presentation (Aeropuertos Argentina 2000 SA C/ ORSNA - RES 56/23 S/Proceso de Conocimiento) within the framework of the agreements entered into in File 56,695/2019.

Within the framework of what was resolved by Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the PFIE of the Concession, corresponding to all periods until December 31, 2023.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

1.1. Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-	11.25% of total revenues to a trust for funding infrastructure works of the NAS. 30 % of such funds will be contributed directly to the ANSES. The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds

-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.

-	2.5% of total revenues to a trust for funding of infrastructure works for the “A” Group of the NAS.

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Under the Concession Agreement, the ORSNA must annually review the PFIE in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

As of 2012, the ORSNA has reviewed the PFIE four times through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016; Resolution Nº 75/19 dated September 11, 2019 and Resolution Nº 92/19 dated October 21, 2019.

In November 2012, together with the increase of tariffs granted by the National Government a “New Trust for Works-Portfolio of Projects” was created as per article 7 E) of the Trust Agreement for the Strengthening aimed at financing Works of “Portfolio of Works 2012”. Through ORSNA Resolution No. 89/21 dated December 30, 2021, the ORSNA ordered the closure of the 'Trust Account of the Equity of Specific Affectation for Works of the Bank of Projects 2012'.

By virtue of this, it established that (i) the works in progress and those still pending execution that are detailed in the document called 'Bank of Works Projects of the year 2012' be faced with the funds from the Patrimony of Affectation called 'Trust Account of Specific Affected Assets to reinforce substantial investments of Group A', created by Resolution 45 of 03/31/14 and (ii) the funds deposited in the 'Trust Account of Specific. Affected Assets for Works of the Bank of Projects 2012' as well as the funds owed to it by AA2000, will be transferred to the 'Specific Affected Patrimony Trust Account for the reinforcement of substantial investments of Group A' created by Resolution 45/14.

Following the increase of tariffs granted by the National Government in 2014, a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

By resolution RESFC-2023-83-APN-ORSNA#MTR dated November 30, 2023, the ORSNA ordered the closure of said account and established that (i) the Company must guarantee the completion of the works in progress and those pending completion that are incorporated in the Financial Programming of the Affected Asset called “Trust Account of the Specific Affected Asset for the Reinforcement of Substantial Investments of Group A”; (ii) the funds deposited in the account, as well as the funds owed to it by the Company, will be transferred to the “Equity of Affection for the Financing of works in the airports that make up Group a of the SNA” and will be considered as an investment. additional direct investment to the sums in pesos that the Society should deposit in the FIDE 2014 account, adding to the expenditure planned as direct investment for the years 2024-2027.

In accordance with the provisions of the Technical Conditions for the Extension, the ORSNA resolved to readjust the Tariff Schedule duly approved by ORSNA Resolution No. 93/19 and issued Resolution RESFC-2021-04-APN-ORSNA#MTR, dated January 13, 2021, which established the increase of the TUAI; resolution RESFC-2021-83-APN-ORSNA#MTR, dated December 29, 2021, which provided for the readjustment of the TUA for tickets issued as of January 1, 2022 by resolution RESFC-2022-98 -APN-ORSNA#MTR, dated December 16, 2022, which ordered the readjustment of the TUA and by resolution RESFC-2023-84-APN-ORSNA#MTR, dated November 30, 2023, ordered the readjustment of the TUA.

By resolution RESFC-2023-81-APN-ORSNA#MTR dated November 16, 2023, the ORSNA modified the International Air Station Use Rate of the “MyD” Airport. Carlos Eduardo Krause” of the City of Puerto Iguazu, Province of Misiones, for direct international flights that originate at the Airport of the City of Puerto Iguazú with an international destination directly without connection with other national airports, setting it at the sum of USD 15 for tickets issued from the day following publication in the Official Gazette to be used from January 1, 2024.

As of the date of these consolidated financial statements, the revisions to the PFIE corresponding to the years 2018, 2019, 2020, 2021, 2022 and 2023 are pending of approval by the ORSNA.

1.3. Committed capital investments

The Company executed the capital investments committed in the investment plan presented with the Memorandum of Agreement for the period corresponding to 2006-2028.

In order to strengthen the airport system, new investments were established, listed in Annex I of the Technical Conditions for the Extension, for the periods 2020-2021, 2022-2023; 2024-2027 and 2028-2038.

The ORSNA will be the one who will assign the execution priorities within each period according to the financial goals established in the PFIE.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.3. Committed capital investments (Contd.)

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

In order to guarantee the completion of the works, the Company has contracted a surety insurance.

In August 2011, the ASSUPA started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25.675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned.

To date, the Court has appointed as expert the University of La Plata to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97.4 million. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond.

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $300 million.

The company has contracted insurance for US$300 million.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.7. Limitations to the transfer of shares

The shares in AA2000 could not be pledged without prior authorization of the ORSNA.

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Withdrawal and Compensation of Claims

Through the approval of the Memorandum of Agreement, the definitive resolution of the mutual claims between the National State and Aeropuertos Argentina 2000 S.A. was agreed on January 4, 2021.

The Company withdrew from the claims, appeals and lawsuits filed or in progress against the National State. Likewise, the ORSNA withdrew the executive lawsuit initiated against the Company for the non-payment of the canon.

As a result of what was agreed and the commitments assumed in the “Technical Conditions of the Extension”, approved by Decree 1009/20, the company withdrew from the administrative and judicial actions against the National State, the ORSNA and their decentralized entities.

In relation to the judicial case where the economic-financial reviews approved by ORSNA Resolutions Nos. 75/19 and 92/19, ended with the judicial approval of the agreements reached approved by the aforementioned Decree. On December 30, 2021, in the same judicial file, ORSNA Resolution No. 60/21 dated September 23, 2021 was judicially approved, by which the Regulatory Body approved the content of the minutes signed with AA2000 in the dates August 03, 2021 and September 02, 2021.

The ORSNA issued RESFC-2022-95-APN-ORSNA#MTR dated November 28, 2022, by which it approved the Instruction Agreement for the payment of fines. On December 12, 2022, the Company proceeded to pay the first installment of the Agreement, the agreement was regularly fulfilled in a timely manner, and the last installment of the Agreement was paid on November 9, 2023.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the year	Book entry value at 12.31.2023
			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	1,716	575	1,705
Cargo & Logistics S.A. (3)	1,614,687	98.63%	1	(4)	1
Paoletti América S.A. (3)	6,000	50.00%	-	-	-
Texelrío S.A.	84,000	70.00%	(140)	(274)	(98)
Villalonga Furlong S.A (3) (4)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding Financial Statements.

(3)	Not consolidated due to low significance.

(4)	The Company directly and indirectly owns 98.53% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

The Group holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

Cargo & Logistics S.A. owns 98.42% of the shares of Villalonga Furlong S.A. and the class "B" shares of Empresa de Cargas Aereas del Atlántico Sud S.A. (they represent 45% of its share capital), which is in liquidation. The remaining 55% of the shares (class "A") of Empresa de Cargas Aereas del Atlántico Sud S.A. is owned by the National State – Ministry of Defense. Air Cargo Company of Atlántico Sud S.A. that is in liquidation as of the date of presentation of these consolidated financial statements, being dissolved by application of the provisions of article 94, paragraph 2 of law 19,550.

The Group holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

In addition, the Company owns 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all kinds of services related to maintenance of parks and airports.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES

These Separate Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on March 8, 2024.

The NSC through article 1 of Chapter III of Title IV of the NSC Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 (and its modifications) of the FACPCE, that adopt the IFRS, issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

The accounting standards have been applied consistently in all the years presented unless otherwise indicated.

On the other hand, in accordance with the requirements of General Resolution 629 issued by the CNV, it is reported that AA2000 has certain documentation supporting accounting and management operations held by Bank S.A. in its warehouses in the Province of Buenos Aires of Garín (Pan-American Route km. 37.5), Pacheco (Pan-American Route km. 31.5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

1) Comparative Information

The information included in these consolidated financial statements was extracted from the Separate Financial Statements of AA2000 as of December 31, 2022 and the Consolidated Financial Statements at December 31, 2023, timely approved by the Company’s Board and Shareholders and restated at the closing currency at December 31, 2023, based on the application of IAS 29 (see Note 3.25). The Statement of Cash Flows for the year ended December 31,2022, included cash payments for the redemption of preferred shares (see note 8), which were classified as operating activities instead of financing activities. Therefore, the comparative Statement of Cash Flows for the period ended December 31, 2022 was modified to reflect this change, increasing operating activities and decreasing financing activities by $94,907 million within the debt payment line to the National state. Based on the materiality analysis of quantitative and qualitative factors, it was concluded that this situation does not have a significant effect, individually or collectively, on the financial statements of the previous period.

2) Controlled Companies

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

2) Controlled Companies (Contd.)

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the NAS under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the PFIE in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Property, plant and equipment

Property, plant and equipment is stated at their historical cost, restated at closing currency, net of depreciations and impairment, if any. The historical cost includes expenses directly attributable to the acquisition of such assets.

Subsequent costs are included in the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Company and the cost is reliably measured. The carrying value of replaced parts is derecognized. All other maintenance and repair expenses are expensed when incurred. No significant components are observed within this category.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

4) Property, plant and equipment (Contd.)

Land is not depreciated. Depreciation on other assets is calculated using a straight-line method over its estimated useful life as follows:

Buildings: 30 years

Vehicles: 60 months

Machinery: 120 months

Installations: 60 months

Furniture and office equipment: 60 months

Data Processing: 36 months

The residual value of the assets and their useful life are reviewed, and adjusted if appropriate, at the end of each year. Changes in the criteria, if any, are recognized as a change in estimate.

The carrying value of the assets is written down immediately to its recoverable value if the assets carrying amount exceeds its estimated recoverable value.

5) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at cost restated at closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

Our Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for an specific period, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant or equipment (PP&E), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

6) Rights of Use

The Company has recognized an asset for the right of use born from the leases of offices and deposits. Said asset is recorded at the present value of the payments defined in the lease contract restated in the closing currency minus accumulated amortization, which amortizes in a straight line during that of the lease.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Other assets

Other assets are deferred charges that are valued at historical cost.

8) Investments

The investments consist mainly of investments in public debt instruments and negotiable obligations, with original maturity greater than three months from the date of acquisition.

Fixed-term deposits, negotiable obligations, and mutual investments are valued at cost plus accrued interest. In the case of mutual funds, they are valued at the closing price.

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from that of contracting, date on which the Company undertakes to buy or sell the investment.

The results from financial investments, both by quote difference and by exchange difference, are recognized in the “Financial income” in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities have no quotation, the Company estimates the fair value according to standard valuation techniques.

9) Sales receivables and other receivables

Trade accounts receivable and other credits are initially recognized at their fair value and subsequently at their amortized cost using the effective interest method less the provision for expected losses, if applicable.

10) Cash and cash equivalents

In the consolidated statements of cash flows cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the consolidated statements of financial position, bank overdrafts, if any, are shown within “Finance liabilities” in current liabilities.

11) Capital Stock

Ordinary, non-endorsable shares of $ 1 par value represent the capital stock. The share premium includes the difference in the price charged over the nominal value of the shares issued by the Company. The adjustment that arises from the restatement to the closing currency is exposed as "Adjustment of capital".

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

12) Provisions and other charges

Provisions are recognized in the financial statements when:

a)	The Company has a present obligation (legal or constructive) as a result of past events,

b)	It is probable that an outflow of resources is required to settle such obligation and

c)	The amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date. The discount rate used to determine present value reflects current market assessment, at statements financial position date, of the time value of money, and the risks specific to the obligation.

13) Financial debt

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

14) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation

Income tax expense for the year comprises current and deferred income tax and is recognized in the Statement of Comprehensive Income.

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in a foreseeable future.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

14) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation (Contd.)

For determining the net taxable income at the end of the years ended at December 31, 2023 and 2022, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $92,387 million and $69,031 million respectively. As of December 31, 2023 and 2022, the variation of the CPI exceeded 100% in the 36-month period ending fiscal years 2023 and 2022.

15) Leases

Assets acquired through leasing are recorded as assets either under "Intangible assets" or under "right of use", depending on the nature of the leased object, and are initially valued at the present value of future minimum payments or at their fair value if It is lower, reflecting in the liability the corresponding debt with the lessor. The financial cost is accrued based on the effective rate and is included within “Financial costs”.

In the case of short-term leases or low-value leases, the Company has chosen not to recognize an asset, but rather recognizes the expense on a straight-line basis during the term of the lease for the fixed income part. Variable or contingent income is recognized as an expense in the period in which payment is probable, as are increases in fixed income indexed by a price index.

The lease liabilities maintained with financial institutions, given the nature of the creditor, are disclosed within the “Financial debt” category; instead, those contracts of leases held with creditors with a purely commercial activity are disclosed as “Lease liability”.

16) Accounts payable and others

Accounts payable and others are obligations to pay for goods and services that have been acquired in the ordinary course of business. Accounts payable are classified in current liabilities if payment is due within one year or less. Accounts payable are initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method.

Unpaid salaries, vacations and bonuses, with their respective social charges, as well as severance bonuses and restructuring compensation are recognized at their fair value.

17) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

18) Revenues

The Company generates revenues from the following activities:

a)	Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b)	Non-Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

The Group performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the Group recognizes construction revenues and costs during the construction period. Revenue from construction services equals the costs of construction or improvement plus a reasonable margin.

19) Expenses disclosure

The Company presents the consolidated statement of comprehensive income classifying expenses according to their function as part of the lines “Cost of sales”, “Distribution and marketing expenses” and “Administrative expenses”. The accounts that accumulate monetary operations that occurred throughout each fiscal year were computed at their nominal value re-expressed in the closing currency.

Charges for consumption of non-monetary assets (depreciation, amortization, residual value of disposals of fixed assets and intangible assets, etc.) were determined based on the amounts of such assets, re-expressed in accordance with what is mentioned in the Note 3.25.

The cost of services is mainly composed of salaries and social security contributions, cost of construction and maintenance service, airport concession rights, amortization of intangible assets related to the concessioned asset, service charges, fuel costs, royalties, and rights of use, airport operation costs and other various expenses.

Distribution expenses, marketing expenses and administrative expenses related to the continuity of operations consist mainly of taxes, salaries and social contributions, amortization and depreciation, utilities, office expenses, restoration and replacement provisions, maintenance costs, expenses advertising, insurance costs, aircraft charters, service costs, bad debt expenses and other miscellaneous items

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

20) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession, being that 2.5% of said income is used to finance the investment commitments of AA2000 corresponding to the investment plan under the concession contract through a trust in which AA2000 is the trustor; BAN, the trustee; and the beneficiaries are AA2000 and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

21) Financial income and costs

The financial results are presented in real terms separately as generated by assets (income) and liabilities (costs), and mainly include exchange differences, difference in the price of securities or mutual funds and interests.

22) Changes in accounting policies and disclosures

There are no changes in the Group's accounting policies as of the changes in accounting standards and interpretations issued by the IASB that are effective as of January 1, 2023.

23) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Consolidated Financial Statements the significant areas of judgement by management in the application of the Group accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2022 and are mentioned in Note 23.

24) Compensation Plan

During fiscal years 2023 and 2022, Corporación América Airports (hereinafter CAAP) decided to grant a compensation plan to the management level of AA2000. It corresponds to a payment plan based on CAAP shares, which will be responsible for them. In this sense, the cost of the aforementioned plan has been recorded in "Salaries and social charges", both in "Costs of sales" and "Distribution and marketing expenses", depending on the nature of the employee. Likewise, the value of the shares to be issued by our parent company was recorded as a counterpart, in "Other reserves" within the Company's equity.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

25) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the consolidated financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements. In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Individual Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 12/04/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 12/28/2018), the CNV established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

25) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (Contd.)

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC. The inter annual coefficient for the period ended December 31, 2023 was 3,533.1922, with inflation year-on-year of 211%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2023. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2023, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (such as: depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of December 31, 2023, through the application of the relevant conversion factors.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

25) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account.

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to ANB, and at the foreign currency exchange rate applicable at the transaction date.

26) New and amended standards

The Company has adopted the following standards and interpretations that become applicable for annual period commencing on or after January 1, 2023:

- Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8.

- Deferred tax related to assets and liabilities arising from a single transaction - Amendment to IAS 12.

- International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

26) New and amended standards (Contd.)

During the year ended December 31, 2022, the Company has applied the following standards and amendments for the first time for their annual reporting period commencing on January 1, 2022:

- Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

- Annual Improvements to IFRS Standards 2018-2020 – Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41

- Reference to the Conceptual Framework – Amendments to IFRS 3.

- Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37.

The amendments listed above did not have any material impact on our Consolidated Financial Statements.

The following accounting standards and interpretations have been published but the application are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Company:

- Non-current liabilities with covenants – Amendments to IAS 1.

- Classification of Liabilities as Current or Non-current – Amendments to IAS 1

- Lease liability in sale and leaseback – amendments to IFRS 16.

- Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28.

- Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

- Lack of exchangeability – Amendments to IAS 21.

The Company is currently assessing the impact these standards, amendments or interpretations will have in the current or future reporting periods and on foreseeable future transactions.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 4 - SALES INCOME

	12.31.2023	12.31.2022
	Millions of $
Air station use rate	210,406	160,527
Landing fee	18,707	14,094
Parking fee	7,214	5,570
Total aeronautical income	236,327	180,191
Total non-aeronautical income	202,317	169,554
Total	438,644	349,745

As of December 31, 2023 and 2022, "over the time" income from contracts with customers for the years was $352,716 million and $286,852 million, respectively.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

5.1. Sales Cost

	12.31.2023	12.31.2022
	Millions of $
Specific allocation of income	64,575	51,707
Airport services and maintenance	52,295	41,194
Amortization of intangible assets	46,154	45,293
Depreciation of PP&E	175	124
Salaries and social charges	77,236	63,105
Fee	1,942	441
Utilities and fees	8,350	8,584
Taxes	1,693	1,748
Office expenses	7,617	5,629
Insurance	505	582
Depreciation rights of use	1,755	1,884
Others	-	22
Total	262,297	220,313

5.2. Distribution and marketing expenses

	12.31.2023	12.31.2022
	Millions of $
Amortization of intangible assets	6	9
Salaries and social charges	597	582
Fee	-	2
Utilities and fees	6	6
Taxes	23,124	19,143
Office expenses	35	37
Advertising	636	521
Provision for bad debts	881	(3,929)
Total	25,285	16,371

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

5.3. Administrative expenses

	12.31.2023	12.31.2022

	Millions of $
Airport services and maintenance	526	242
Amortization of intangible assets	350	311
Salaries and social charges	9,666	7,093
Fee	1,662	1,747
Utilities and fees	31	45
Taxes	2,908	3,172
Office expenses	2,868	1,335
Insurance	257	79
Fees to the Board of Directors and the Supervisory Committee	270	129
Total	18,538	14,153

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

6.1 Other net incomes and expenses

	12.31.2023	12.31.2022

	Millions of $
Trust for Strengthening	10,763	8,618
Other	(5,367)	(2,565)
Total	5,396	6,053

6.2. Finance Income

	12.31.2023	12.31.2022

	Millions of $
Interest	30,588	21,566
Foreign Exchange differences	34,648	(5,071)
Total	65,236	16,495

6.3 Financial Costs

	12.31.2023	12.31.2022

	Millions of $
Interest	(31,423)	(59,446)
Foreign Exchange differences	(173,324)	55,015
Total	(204,747)	(4,431)

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT (Contd.)

6.4 Income Tax

	12.31.2023	12.31.2022

	Millions of $
Current	-	(48)
Deferred	42,777	1,648
Total	42,777	1,600

NOTE 7 – INTANGIBLE ASSETS

		12.31.2023	12.31.2022

	Note	Millions of $
Original values:
Initial Balance		1,357,428	1,288,931
Acquisitions of the year		75,177	68,497
Balance at December 31		1,432,605	1,357,428

Accumulated Amortization:
Initial Balance		(510,091)	(464,478)
Amortization of the year	5	(46,510)	(45,613)
Balance at December 31		(556,601)	(510,091)
Net balance at December 31		876,004	847,337

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	12.31.2023	12.31.2022

	Millions of $
Initial Balance	396,601	388,187
New financial debts	5,726	155,842
Financial debts paid	(64,140)	(125,771)
Accrued interest	27,766	32,165
Foreign Exchange differences	149,233	(52,855)
Inflation adjustment	7,185	(967)
Total Net Balance at December 31	522,371	396,601

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.1 Changes in financial debt: (Contd.)

The carrying amounts and fair value of financial debt are as follows:

	Carrying amount	Fair Value (1)	Carrying Amount	Fair Value (1)

	12.31.2023		12.31.2022

	Millions of $
Bank borrowings	16,299	16,299	24,492	24,492
Negotiable Obligations	506,022	489,909	372,109	362,544
Bank overdrafts	50	50	-	-
Total	522,371	506,258	396,601	387,036

(*) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

8.2 Breakdown of financial debt

	12.31.2023	12.31.2022

	Millions of $
Non-current Financial Debts
Bank borrowings	8,085	12,933
Negotiable Obligations	494,678	349,689
Cost of issuance of NO	(961)	(3,679)
	501,802	358,943
Current Financial Debts
Bank borrowings	8,214	11,559
Negotiable Obligations	12,555	26,843
Bank overdrafts	50	-
Cost of issuance of NO	(250)	(744)
	20,569	37,658
	522,371	396,601

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations

Class	Start		Maturity	Interest		Currency		Initial Capital	Capital in US$ at 12.31.2023	Capital in US$ at 12.31.2022
Guaranteed with Maturity in 2027 (1)	02.2017		02.2027	6.875%		US$		400.0	16.3	21.3
Class I Series 2020(1) (2) (3)	04.2020		02.2027	6.875	% (5)	US$		306.0	58.7	76.7
Class I Series 2021 - Additional (1) (2) (3)	10.2021		08.2031	8.500%		US$		272.9	272.9	272.9
Class IV (2) (3)	11.2021		11.2028	9.500%		US$		62.0	62.0	62.0
Class III (3)	09.2021		09.2023	4.000%		US$	(6)	30.5	-	30.5
Class V (3)	02.2022		02.2032	5.500%		US$	(6)	138.0	138.0	138.0
Class VI (3)	02.2022		02.2025	2.000%		US$	(6)	36.0	36.0	36.0
Class VII (3)	07.2022		07.2025	0.000%		US$	(6)	20.0	-	20.0
Class IX (3)	08.2022	(4)	08.2026	0.000%		US$	(6)	32.7	32.7	30.0
Class X (3)	07.2023		07.2025	0.000%		US$	(6)	25.1	25.1	-

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) These NOs were issued under United States legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

Global Program for the issuance of Negotiable Obligations

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations. In turn, on June 15, 2021, the Company's ordinary general meeting of shareholders approved the expansion of the amount of the aforementioned program from the sum of US$500,000,000 to the sum of US$1,500,000,000 (or its equivalent in other currencies and / or units of value), whose final prospectus was approved in its terms and conditions by resolution of the sub delegate dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV for the expansion of the amount of the Global Program for the Issuance of Negotiable Obligations. The duration of the program is five years from the original approval date of the CNV, that is, from April 17, 2020.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Negotiable Obligations maturing in 2027

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These NO are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights.

In May 2020 and October 2021, AA2000 concluded two exchange offers on the Secured NO Due 2027 (see below). The holders who did not enter the exchange continue with the original terms and conditions.

Class I Negotiable Obligations Series 2020

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations. On May 19, 2020, the exchange offer for 86.73% of the total original principal amount ended. Consequently, on May 20, 2020, US$306 million in new NO were issued with maturity on February 1, 2027, whose interest rate was 9.375% per year during the PIK Period, period in which the amount of interest is compounded quarterly. The capital and interest amortization installment of these obligations, due on May 1, 2021, was paid in cash. Beginning May 1, 2021, the PIK Period having ended, the Notes bear interest at a rate of 6.875% per annum until maturity, payable quarterly.

Class II Negotiable Obligations

On August 20, 2020, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$40 million to be integrated and payable in pesos, maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the NO was established in a single installment upon maturity.

During the second quarter of 2022, the Company acquired Class II NO in the secondary market for a nominal value of US$2 million.

Upon maturity, the Class II NO were canceled through a cash payment of US$13 million, the delivery in exchange of Class IX NO for US$25 million and the cancellation of the securities acquired by the Company for a value of $2 million.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Class III Negotiable Obligations

On September 8, 2021, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class III negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $30.5 million maturing on September 8 of 2023, at an interest rate of 4% nominal per year and with an issue price at par (100% of the nominal value). The amortization of the capital of the NO was established in a single installment at maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the BCRA.

In July 2023, the Class III ONs were canceled through a cash payment for US$2.8 million and the delivery in exchange of Class X ONs for US$27.7 million.

Class I Negotiable Obligations Series 2021

On October 27, 2021, the Company completed the exchange of the "Guaranteed Negotiable Obligations Maturing in 2027" and the "Class I Series 2020 Negotiable Obligations", for new 8.50% fixed rate NO maturing in 2031. Capital amortization was established in 20 installments payable between February 1, 2026 and August 1, 2031 on a quarterly basis, on the 1st days of February, May, August and November, with the exception of the payment dates corresponding to May 1, 2026, November 1, 2026 and August 1, 2028.

At the closing of the transaction, 66.83% of the total original principal amount of the Class I Series 2020 Negotiable Obligations and 24.61% of the total original principal amount of the Secured Negotiable Obligations Maturing in 2027 were tendered for the exchange. Consequently, on October 28, 2021, the Company issued a principal amount of US$209 million of Class I Series 2021 NO. These NO are guaranteed in the first degree with the international and regional air station use rates and the rights to indemnification of the concession, and secondly, with the transferred revenues from the cargo terminal.

Additional Class I Series 2021 Negotiable Obligations

On November 4, 2021, the Company issued additional Class I Series 2021 Negotiable Obligations for an amount of US$64 million, which are fully fungible with the Class I Series 2021 NO.

Class IV Negotiable Obligations

On November 4, 2021, the Company issued NO Class IV for an amount of US$62 million. They will amortize their capital in 15 quarterly and consecutive installments payable as of February 1, 2025, and a final payment of 33.4% at maturity, seven years from the date of issue. They will accrue interest at a nominal annual rate of 9.50% and will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, and in the second degree, with the international and regional air station usage fees and rights to compensation of the concession.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Class V Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$138 million to be integrated and payable in pesos with maturity on February 23, 2032, at an interest rate of 5.5% annual nominal value and with an issue price at par (100% of the nominal value). The amortization of the capital of the NO was established in 20 quarterly installments as of May 21, 2027, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

The Class V NO will be guaranteed in the first degree, with the income transferred from the cargo terminal pari passu with certain existing loans and the Class IV NO and in the second degree, with the international and regional air station use rates and the rights to compensation of the concession.

Class VI Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$36 million to be integrated and payable in pesos, maturing on February 21, 2025, at a nominal 2% interest rate annual and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Class VII Negotiable Obligations

On July 8, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$20 million to be integrated and payable in pesos, maturing on July 8, 2025, at an annual nominal 0% interest rate and with an issue price at par (100% of the nominal value). The amortization of the capital of the NO was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

On December 7, 2023, 100% of the Class VII NOs were redeemed early.

Class IX Negotiable Obligations

On August 19, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, AA2000 issued US$ 30 million maturing on August 19, 2026, at an annual nominal interest rate of 0% and with an issue price at par (100% of nominal value).

Class IX NO were paid in cash for US$ 4.6 million and in kind for US$ 25.4 million according to the exchange ratio of US$ 1 nominal value of Class II NO for US$ 1 nominal value of Negotiable Obligations Class 9. The amortization of the capital of the NO was established in 3 consecutive quarterly installments, the first payment being on February 19, 2026, the installments will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Additional Class IX Negotiable Obligations

On July 5, 2023, within the framework of the Global NO Emissions Program, AA2000 issued an additional US$2.7 million of Class IX NO, with an issue price above par (119% of the nominal value).

Class X Negotiable Obligations

On July 5, 2023, within the framework of the NO Global Emissions Program, AA2000 issued US$ 25.1 million with an issue price above par (110.65% of the nominal value). The NOs were integrated 100% in kind according to the exchange ratio of US$ 1 nominal value of Class III NOs for US$ 0.9 nominal value of Class X NOs.

These NOs issued under United States legislation, from the state of New York, require compliance with financial and non-financial covenants, including financial ratios, restrictions on contracting additional debt and limitations on the payment of dividends. As of December 31, 2023, the Company is in compliance with all financial covenants.

8.4 Bank debt

Institution	Start	Maturity.		N.A.R.	Currency	Initial Capital(2)	Capital at 12.31.2023(2)		Capital at 12.31.2022(2)
Province of Buenos Aires (1)	04.2019	07.2024		7%	US$	3.1	0.3		1.1
Syndicated Loan - Off Shore	11.2019	02.2023		SOFR + 5.500% (4)	US$	35.0	-		2.3
On Shore Renegotiation	11.2021	11.2024		8.500%	US$	18.0	8.9		17.8
City Bank	11.2021	11.2023		6.000%	US$	5.0	-		3.5
ICBC - Dubai Branch	07.2022	10.2025		SOFR+ 7.875%(4)	US$	10.0	10.0		10.0
Onshore Renegotiation	08.2022	11.2024	(3)	BADCOR + 15.50%		$820.8	-		820.8
Onshore Renegotiation	08.2022	11.2024	(3)	BADCOR + 10.00%		$3.985,7	-		3.985,7
Citibank - Overdraft	03.2023	03.2024		76.000%		$771.7	771.7	(5)	-
Import Financing	09.2023	01.2024		15.500%	US$	0.5	0.5		-
Import Financing	09.2023	12.2024		15.500%	US$	0.1	0.1		-

(1) The loan was granted in four tranches, all of them with the same conditions.

(2) Balances in the currency of origin of the financial instrument. In the case of Argentine pesos, the value is expressed in the homogeneous closing currency.

(3) Pre-paid during March 2023; the bank overdraft was used to cancel them.

(4) Plus applicable tax withholdings.

(5) As of the date of these consolidated financial statements, is not utilized at a 100%.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt (Contd.)

Syndicated loans

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US$85 million and (b) the offshore loan agreement for US$35 million. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-nine months, as from the disbursement date.

The capital under the loan agreements will be repaid in eight equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5.500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

Between April 2020 and May 2021, the Company entered into a series of agreements for the purpose of deferring (in financial terms) the capital amortization installments of the Onshore and Offshore loans respectively and exempting the Company from the obligation to comply with certain expected financial ratios.

By virtue of these agreements, AA2000 signed bilateral contracts with each of the financial entities whose disbursements were made between August 2020 and August 2021, which established quarterly interest accrual at a variable interest rate plus an applicable margin.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt (Contd.)

Syndicated loans (Contd.)

Additionally, based on the provisions of the BCRA through Communication "A" 7106, the Company agreed to extend 60% of the installments of the Syndicated loan corresponding to Citibank N.A. maturing on November 19, 2020 and February 19, 2021 for a total of US$2.3 million each, payable on November 19, 2022 and February 19, 2023, respectively.

On October 26, 2021, a framework agreement was signed through which the refinancing of the debt contracted under the two loan agreements signed in 2019 with Citibank N.A., on the one hand, and with Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A., on the other was implemented for an amount of US$35,000,000 and US$85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of capital amortization installments was agreed for a total of US$58 million.

Likewise, it was agreed to defer current bilateral loans for a total of $3,606 million.

On November 18, 2021, the Company executed the framework agreement signed on October 26, 2021 by obtaining a syndicated loan with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. which has planned disbursements in pesos and/or US dollars.

The syndicated loan maintains the same guarantee scheme as the contracts signed in 2019 with Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A.U., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.

The repayment of the disbursed capital was established through 8 equal and consecutive quarterly installments, corresponding to the payment of the first installment in February 2023.

Disbursements denominated in Argentine pesos will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate with recognition of Leliq plus an applicable margin of 10.00% nominal annual for the case of Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. and Badlar Rate. In the case of Citibank N.A a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate on passive repo operations for the BCRA at 1 day term plus an applicable margin of 15.50% nominal annual.

Disbursements denominated in US dollars accrue a nominal annual rate of 8.5%.

On November 19, 2021, the first disbursement was made under the syndicated loan, through which all the bilateral loans and the November amortization installment corresponding to the onshore loan and the offshore loan were cancelled. Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. disbursed a total of $3,746 million, while ICBC additionally disbursed US$10 million.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt (Contd.)

Syndicated loans (Contd.)

Between December 1, 2021 and August 16, 2022 Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A.U., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. made additional disbursements of $3,881.6 million, which were used to pay amortization installments of the onshore and offshore loan. The company paid off between April 13, 2022 and March 30, 2023, 100% of the loans denominated in Argentine pesos under the syndicated loan.

Between February 22, 2022 and May 24, 2022, the Industrial and Commercial Bank of China (Argentina) S.A.U. disbursed an additional US$7.8 million, which was used to pay amortization installments of the onshore loan.

This loan is amortized in equal quarterly installments of US$2.2 million between February 2023 and November 2024. As of December 31, 2023, the balance is US$8.9 million.

Banco Ciudad Loan

On November 1, 2021, the Company signed a loan agreement for US$5 million, the disbursement of which was made on November 18, 2021. The loan has a term of 24 months, will accrue a nominal annual rate of 6.00% and its capital will amortize 30% at 12 months and 18 months, and 40% at 24 months. It will be guaranteed with the transferred income corresponding to the Jorge Newbery airport parking lot and the contracts entered into with Gate Gourmet Argentina S.A and Sky Chefs Argentine INC., Argentine Branch.

The loan has been paid in full as of December 31, 2023.

Banco Macro S.A. Funds Provision Commitment Agreement

On March 25, 2022, the Company has entered into a commitment agreement for the provision of funds for the sum of up to US$40 million with Banco Macro S.A., whose funds to be eventually disbursed will be applied for the purposes set forth in the minutes signed with the ORSNA dated September 2, 2021, approved by Resolution 60/21 of said body.

As of the date of these consolidated financial statements, it is not current.

Loan Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch

On July 25, 2022, a loan agreement was signed with the Industrial and Commercial Bank of China, Dubai Branch for US$10 million. whose disbursement was made on July 29, 2022. The duration of the loan contracts was established at thirty-nine months, counted from the date of disbursement.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt (Contd.)

The loan contract establishes the repayment of principal in three consecutive quarterly installments, with the first payment 33 months after the disbursement date, accruing interest at a variable rate equivalent to the SOFR rate plus an applicable margin of 7.875% nominal annual plus the applicable tax withholdings ("withholding tax").

The loan will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans and the Class IV NO, and in the second degree, with the fees for the use of international and regional airstations and the rights to compensation of the concession.

Import Financing Industrial and Commercial Bank of China

During 2023, the Company contracted three import financings with the Industrial and Commercial Bank of China.

In May 2023, it financed US$1.2 million at a rate of 12.90%, maturing on September 18, 2023.

In September 2023, it financed US$0.5 million and US$0.1 million at a rate of 15.50%, whose amortization date will be in January 2024 and December 2024 respectively.

Citibank - Overdraft

On March 30, 2023, four overdraft lines were taken for a total of $1,351 million in order to cancel syndicated loans denominated in Argentine pesos. The first and second of the short lines for $192.9 million expired in May 2023 and August 2023, respectively. The last installment, for $771.7 million, expires in March 2024.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		12.31.2023	12.31.2022

	Note	Millions of $
Trust for Strengthening	10.1	18,293	30,222
Total		18,293	30,222

9.1.2 Other current receivables

		12.31.2023	12.31.2022

	Note	Millions of $
Expenses to be recovered		264	616
Guarantees granted		1	4
Related parties	10.1	374	808
Tax credits		3,535	4,860
Prepaid Insurance		699	651
Others		5	38
Total		4,878	6,977

9.2 Trade receivables

		12.31.2023	12.31.2022

	Note	Millions of $
Trade receivables		49,824	34,698
Related parties	10.1	364	1,000
Checks-postdated checks		961	1,099
Subtotal sales credits		51,149	36,797
Provision for bad debts		(6,184)	(7,391)
Total		44,965	29,406

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.2.1 Changes in Bad Debt Provisions

		12.31.2023	12.31.2022

	Note	Millions of $
Initial balance		7,391	28,398
Increases /Recoveries of the year	5.2	881	(3,929)
Foreign exchange difference		4,873	(5,031)
Applications of the year		(370)	(1,663)
Inflation adjustment		(6,591)	(10,384)
Bad Debts provisions at December 31		6,184	7,391

9.3.1 Non-current investments

		12.31.2023	12.31.2022

	Note	Millions of $
Negotiable obligations		40,273	-
Negotiable obligations of related companies	10.1	2,779	-
Total		43,052	-

9.3.2 Current investments

		12.31.2023	12.31.2022

	Note	Millions of $
Other financial assets related companies	10.1	11,946	-
Other financial assets		7,808	-
Negotiable obligations		3,984	-
Mutual funds		-	2
Total		23,738	2

9.4 Cash and cash equivalents

		12.31.2023	12.31.2022

	Note	Millions of $
Cash and funds in custody		174	146
Banks		53,647	65,677
Checks not yet deposited		210	505
Term deposits and others		18,762	13,415
Total		72,793	79,743

9.5 Accounts payable and other

9.5.1 Accounts payable and other non-current

		12.31.2023	12.31.2022

	Note	Millions of $
Suppliers		932	733
Other fiscal debts		-	2
Total		932	735

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.5.2 Commercial accounts payable and other current

		12.31.2023	12.31.2022

	Note	Millions of $
Obligations to pay		12	129
Suppliers		28,228	27,357
Foreign suppliers		3,455	1,685
Related Parties	10.1	1,432	775
Salaries and social security liabilities		19,168	17,119
Other fiscal liabilities		1,721	2,405
Total		54,016	49,470

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at December 31, 2023 and 2022 are as follows:

	12.31.2023	12.31.2022

	Millions of $
Other receivables
Other related companies	374	808
Total	374	808

	12.31.2023	12.31.2022

	Millions of $
Trade receivables
Other related companies	364	1,000
Total	364	1,000

	12.31.2023	12.31.2022

	Millions of $
Investments
Other related companies - non-current	2,779	-
Other related companies - current (1)	11,946	-
Total	14,725	-

(1) As of December 31, 2023, includes a loan granted on June 9, 2023, which was renewed on December 6, 2023, to Compañía General de Combustibles S.A. for US$14.8 million with a T.N.A. of 4.5%. The loan is for a period of 6 months with cancellation in a single payment of principal and interest at maturity.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

	12.31.2023	12.31.2022

	Millions of $
Accounts payable and other
Other related companies	1,432	775
Total	1,432	775

The balances with the Argentine National State as of December 31, 2023 and December 31, 2022 are as follows:

	12.31.2023	12.31.2022

	Millions of $
Debt - Specific allocation of income	6,905	15,189
Credit - Strengthening Trust (1)	18,293	30,222

(1) To fund the investment commitments of AA2000.

10.2 Operations with related parties

Transactions with related parties during the years ended December 31, 2023 and 2022 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $1,883 million and $2,257 million to the cost, respectively.

The Company has allocated to the cost $2,276 million and $2,035 million, respectively, with Grass Master S.A.U. for airport maintenance. Additionally, for the year ended at December 31, 2023, the Company has allocated $25 million to intangible assets.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $692 million and $599 million to the cost, respectively.

The Company has allocated to the cost $673 million and $587 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $2,755 million to the cost for the year ended at December 31, 2023.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $674 million to the cost for the year ended at December 31, 2023.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.2 Balances with other related parties (Contd.)

The Company has recorded commercial income of $1,070 million and $847 million, respectively, with Duty Paid S.A.

10.3 Other information about related parties

Furthermore, short-term compensation to key management was $1,154 and $890 million for the year ended at December 31, 2023 and 2022, respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A. is controlled by Cedicor S.A., owner of 97.2186% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

		At 01.01.23	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 12.31.23	Total Non Current	Total Current

	Note	Millions of $							Millions of $
Litigations		2,861	525	(688)	(2,405)	-	2,342	2,635	1,425	1,210
Deferred Income		9,378	6,598	-	(5,387)	(5,761)	9,250	14,078	1,784	12,294
Trust for works	1.1	5,918	7,811	(11,999)	(2,437)	707	-	-	-	-
Guarantees Received		1,002	650	(389)	(1,073)	-	1,619	1,809	-	1,809
Upfront fees from concessionaires		2,368	854	-	-	(429)	-	2,793	1,930	863
Others		4,597	17	(2,215)	(2,767)	307	2,810	2,749	1,767	982
Total		26,124	16,455	(15,291)	(14,069)	(5,176)	16,021	24,064	6,906	17,158

		At 01.01.22	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 12.31.22	Total Non Current	Total Current

	Note	Millions of $							Millions of $
Litigations		4,292	472	(924)	(2,280)	-	1,301	2,861	1,309	1,552
Deferred Income		10,972	4,688	-	(2,279)	(5,574)	1,571	9,378	2,182	7,196
Trust for works		13,213	6,852	(10,391)	(6,128)	2,372	-	5,918	-	5,918
Guarantees Received		954	737	(445)	(640)	-	396	1,002	-	1,002
Upfront fees from concessionaires		1,524	1,343	-	-	(499)	-	2,368	1,762	606
Dividends to be paid		1,391	-	(1,151)	(630)	-	390	-	-	-
Debt with the Argentine Government	18	-	100,593	(94,907)	(24,835)	19,149	-	-	-	-
Others		3,427	1,836	(496)	(2,201)	324	1,707	4,597	1,826	2,771
Total		35,773	116,521	(108,314)	(38,993)	15,772	5,365	26,124	7,079	19,045

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.2023		Foreign exchange rates	Amount in local currency at 12.31.2023	Amount in local currency at 12.31.2022
Assets
Current Assets
Net trade receivables	US$	48	805.4500	38,325	15,058
Investments	US$	20	805.4500	16,286	-
Cash and cash equivalents	US$	66	805.4500	53,315	64,708
Total current assets				107,926	79,766

Non-Current Assets
Investments	US$	53	805.4500	43,052	-
Total Non-Current Assets				43,052	-
Total assets				150,978	79,766

Liabilities
Current Liabilities
Provisions and other charges	US$	2	808.4500	1,695	1,335
Financial debts	US$	40	808.4500	32,197	42,132
Lease liabilities	US$	3	808.4500	2,125	1,214
Commercial accounts payable and others	US$	16	808.4500	12,923	4,504
	EUR	3	894.7116	2,290	635
Total current liabilities				51,230	49,820

Non-Current Liabilities
Provisions and other charges	US$	4	808.4500	3,190	3,083
Financial debts	US$	622	808.4500	502,764	360,298
Lease liabilities	US$	4	808.4500	3,512	-
Commercial accounts payable and others	US$	1	808.4500	932	733
Total non-current liabilities				510,398	364,114
Total liabilities				561,628	413,934
Net liability position				410,650	334,168

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 13 – PROPERTY, PLANT AND EQUIPMENT

		Land and buildings	Vehicles and machinery	Installations	Construction in progress	Total

	Note	Millions of $
Net book value at January 1, 2023		293	256	-	1	550
Addition and transfer		-	250	1	2	253
Depreciation	5	(76)	(98)	(1)	-	(175)
Net book value at December 31, 2023		217	408	-	3	628

Net book value at January 1, 2022		336	-	-	8	344
Addition and transfer		8	329	-	(7)	330
Depreciation	5	(51)	(73)	-	-	(124)
Net book value at December 31, 2022		293	256	-	1	550

NOTE 14 – INCOME TAX

On December 29, 2017, the National Executive Power issued and published Law No. 27,430, which introduced amendments to the Income Tax. Among the most relevant was the reduction of the tax rate for capital companies and permanent establishments to 25% and it was also provided that dividends distributed to human persons and beneficiaries abroad by the aforementioned would be taxed at a rate of 13%. Such modifications were applicable for the years beginning on or after January 1, 2020, while for the years beginning on January 1, 2018 and December 31, 2019, the applicable rates would be 30% for the tax and 7% for dividend distribution. On December 23, 2019, through the promulgation and publication of Law No. 27,541, it was suspended until the fiscal years beginning on January 1, 2021 inclusive, the reduction of the rate to 25% and the application of the tax on dividends at 13%, providing that for the periods in which the suspension is applied the rates will be 30% and 7% respectively.

Besides, LSSRP - B.O. December 23, 2019 suspends until the fiscal years beginning on January 1, 2021, including, the application of the 25% rate timely provided by subsection d) of article N ° 86 of Law No 27,430, stating that for the period of suspension the rate will be 30%.

Accordingly, the application of the 13% rate for the distribution of dividends is suspended for the same years, establishing it at 7%.

In addition, the Law permanently extends the 7% withholding tax for the distribution of dividends.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 14 – INCOME TAX (Contd.)

On June 16, 2021, the Argentine Government enacted an income tax reform (Law No. 27,630), which increases the corporate income tax rate for fiscal years beginning on or after June 1. January 2021. The law replaced the previous tax rate of 30% with a progressive tax scale based on accumulated net taxable income, which is applied as follows: up to a profit of $5,000,000 the rate is 25%, up to $50 million the rate to apply is 30%, and over $50 million the rate is 35%.

For fiscal years 2023 and 2022, Argentine companies are subject to the progressive tax scale, where the maximum tax rate is 35%.

The tax inflation adjustment provided for in Title VI of the Income Tax Law was not applicable from the enactment of Law No. 24,073 (B.O. 04/08/1992). In this regard, Article No. 39 of said regulation established that all tax updates would have the month of March 1991 as their maximum limit. However, as a result of the modifications introduced in the latest tax reform - Law No. 27,430- and, subsequently the modification established to this by Law No. 27,468, provided that said mechanism will be applicable in the fiscal year in which a variation of the Consumer Price Index (CPI) is verified, accumulated in the 36 months prior to the closing date of the year being settled, greater than 100%. Additionally, with respect to the 1st, 2nd and 3rd fiscal year from its validity, the mechanism will be applied when the variation of the CPI from the beginning to the closing of each one of those fiscal years exceeds 55%, 30% and 15% respectively.

The LSSRP maintains the application of the inflation adjustment mechanism established in Title VI of the LIG. However, the amount that corresponds to the first and second fiscal year beginning on January 1, 2019 must be allocated one sixth in that fiscal period and the remaining five sixths in equal parts in the five immediately following fiscal periods.

For the year 2021, it is applicable given that the requirement of inflation greater than 100% has been met considering the last 36 months, since it is the 4th year from its validity, according to the CPI index. , the adjustment resulting from this procedure must be allocated in its entirety to the fiscal year given that the current standard does not provide for a division in the recognition of the adjustment for fiscal years beginning on or after January 1, 2021.

According to article 118 of Law 27,701, National Budget Law 2023, B.O. 12/01/2022, Article 195 is incorporated into the IG Law, which establishes:"Taxpayers who by application of Title VI of this Law, by virtue of verifying the assumption provided for in the penultimate paragraph of Article 106, determine a positive inflation adjustment in the first and second fiscal years beginning on or after January 1, 2022 inclusive, may allocate one third (1/3) in that fiscal period and the remaining two thirds (2/3), in equal parts, in the two (2) immediately following fiscal periods.

The calculation of the positive inflation adjustment, in the terms provided in the previous paragraph, will only be appropriate for subjects whose investment in the purchase, construction, manufacture, processing or definitive importation of fixed assets -except automobiles-, during each of the two (2) fiscal periods immediately following that of the computation of the first third of the period in question, is greater than or equal to thirty thousand million pesos ($30,000,000,000). Failure to comply with this requirement will determine the decay of the benefit […].”

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 14 – INCOME TAX (Contd.)

As of the date of these consolidated financial statements, the AFIP has not regulated the application of article 195 of the IG law, therefore, the Company, although it would reach the investment levels required by law, has decided to calculate 100% of the 2022 tax inflation adjustment as result in the year.

The effect of the deferral of two sixths of the result for exposure to inflation as of December 31, 2019 and three sixths of the result for exposure to inflation as of December 31, 2020, has been recognized as a deferred tax liability.

On May 23, 2022, the Company submitted the Income Tax affidavit corresponding to the 2021 fiscal year, allocating the calculated tax losses from previous years in accordance with the update mechanism provided for in article 25 of said law. In this way, $348 million and $678 million corresponding to its updating have been calculated as consumption of nominal loss. Due to the latter, a letter has been submitted to the treasury for the application of the update of the losses.

Likewise, the company made a presentation before AFIP, under the protection of the tax secrecy provided in the procedural law, in order to preserve its rights in a framework of transparency in its actions.

The Company's Management, with the assistance of its legal and tax advisors, understands that the grounds put forward in the presentation made before AFIP are closely related to those considered by the highest court in the aforementioned cases, among others, for which reason it has solid arguments to defend the criterion applied.

As of December 31, 2022, the balance of historical tax loss carryforwards (without calculating the result of the current fiscal year) amounts to $38,585 million and updated to $255,660 million.

Deduction updates: Acquisitions or investments made in fiscal years beginning on January 1, 2018, will be updated based on the percentage variations in the CPI provided by the INDEC, a situation that will increase the deductible amortization and its cost computable in case of sale.

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2023 and 2022:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 14 – INCOME TAX (Contd.)

	12.31.2023	12.31.2022

	Millions of $
Income before income tax	(33,299)	124,841
Tax calculated at applicable tax rate	11,655	(43,694)
Tax effects of:
Re-expression of the tax loss	65,705	31,624
Tax inflation adjustment	(92,387)	(69,031)
Tax revaluation of Intangible assets	96,596	77,805
Others	(38,792)	4,896
Income tax result	42,777	1,600

(*) The current income tax rate as of December 31, 2023 and 2022 is 35%. The effective tax rate applicable has being -128.46% and 1.28% as of December 31, 2023 and 2022, respectively.

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Item	Balance at 12.31.2021	Charge to income	Adjustment for tax inflation	Balance at 12.31.2022	Charge to income	Adjustment for tax inflation	Balance at 12.31.2023

	Millions of $
Deferred tax assets:
Trade receivable nets	16,507	(2,161)	(8,033)	6,313	280	(4,286)	2,307
Related parties	1	-	-	1	-	(1)	-
Provisions and other charges	4,445	(7,198)	8,427	5,674	6,039	(3,852)	7,861
Accumulated Losses (*)	22,666	15,485	(10,611)	27,540	105,202	(18,696)	114,046
Total Assets	43,619	6,126	(10,217)	39,528	111,521	(26,835)	124,214
Deferred tax liabilities
Intangible assets and PP&E	96,204	5,812	141	102,157	55,016	(20,040)	137,133
Financial debt	1,249	1,646	(608)	2,287	3,267	(1,553)	4,001
Loans	49	-	(24)	25	-	(17)	8
Accounts payable	5	-	(3)	2	-	(1)	1
Tax inflation adjustment (note 3.14)	19,892	(2,881)	(9,680)	7,331	6,464	(4,977)	8,818
Investments	621	(99)	(302)	220	3,997	(150)	4,067
Total liabilities	118,020	4,478	(10,476)	112,022	68,744	(26,738)	154,028
Net deferred tax liabilities	(74,401)	1,648	259	(72,494)	42,777	(97)	(29,814)

(*) From accumulated losses included in the deferred tax, $58,501 million are due in the fiscal year 2025, $30,981 million are due in the fiscal year 2027 and $24,564 million are due in the fiscal year 2028.

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 15 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 8, other receivables in current assets at December 31, 2023 and December 31, 2022 include $1 million and $4 million corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of December 31, 2023, and December 31, 2022, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $4,741 million and $2,672 million, respectively.

NOTE 16 - CAPITAL STOCK

At December 31, 2023 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

On March 10, 2022, the redemption of the preferred shares issued by the company and the consequent capital reduction from $1,169,495,813 to $258,517,299 were resolved. Said capital reduction was registered in the Public Registry on September 8, 2022, under number 16,654, of book 109 of Joint Stock Companies.

NOTE 17 - CAPITAL STOCK AND SHARE PREMIUM (presented in $ at the currency of the Meeting date)

As stated in Note 15, the Company’s capital stock comprises 258,517,299 common shares of $1 par value and one vote each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions: the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, reforming the social status, subject to the approval of ORSNA, based on the following amendments: Increase in the company’s capital stock for up to $65,000,000. Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares. Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering, subject to the prior authorization from the ORSNA.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 17 - CAPITAL STOCK AND SHARE PREMIUM (presented in $ at the currency of the Meeting date) (Contd.)

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8) in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2021 the capital stock is represented by: (i) 79,105,489 class A Subclass R common book entry shares; (ii) 79,105,489 class B Subclass R common book entry shares; (iii) 61,526,492 class C Subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 910,978,514 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of seven members acting for a year-and the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate.

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $1 par value and one vote each, representing 8.5% of the capital stock of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR$1 par value and one vote each, representing 0.85% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

Through joint resolution number RESFC-2020-68-ORSNA # MTR, dated September 22, 2020, the board of the Regulatory Body of the National Airport System resolved to authorize Airports Argentina 2000 S.A. to modify the shareholding composition of the Company, authorizing:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 17 - CAPITAL STOCK AND SHARE PREMIUM (presented in $ at the currency of the Meeting date) (Contd.)

i) transfer by Riva S.A.I.I.C.F. 2,197,375 of class B ordinary book-entry shares of one peso par value each and one vote per share, representing 0.85% of the ordinary capital and the votes of the Company to Cedicor S.A.; and

ii) Transfer by Società per Azioni Esercizi Aeroportuali SEA 21,973,747 class A ordinary shares of one-peso par value each, and one vote per share, representing 8.5% of the ordinary capital and of the votes of the Company to Cedicor SA.

NOTE 18 - DIVIDENDS BY PREFERRED SHARES (presented in $ at the currency of the Meeting date)

On February 25, 2022, the AA2000 board resolved:

(i)	redeem all of the outstanding preferred shares, that is, 910,978,514 preferred shares;

(ii)	that the redemption price will be the equivalent of: a) the nominal value ($910,978,514) adjusted for inflation at the redemption date, that is, at the date of the board meeting, which amounts to $16,506. 174,484; plus b) the value of the dividend of the preferred shares accrued for the year 2020, which was not paid in a timely manner due to the non-existence of profits, but which according to the issuance conditions is cumulative, which adjusted for inflation at the redemption date amounts to $330,123,490; plus c) the value of the dividend of the preferred shares accrued for fiscal year 2021 and the proportional dividend for fiscal year 2022 adjusted for inflation until the redemption date $389,421,266. Consequently, the total value of the redemption will amount to $17,225,719,240;

(iii)	that the price be paid as follows: a) the sum of $11,100,000,000 once the capital reduction procedure has been completed and the term for oppositions established in the General Companies Law has elapsed; and b) the balance, before December 31, 2024, with the possibility of making partial payments. Said balance will accrue interest equivalent to the corresponding adjustment for inflation plus two percent per year of the value of the debt;

(iv)	that, from the redemption of the preferred shares, although the preferred shares will participate in the shareholders' meeting that resolves their cancellation, the amount to be redeemed will be accounted for in social liabilities.

The adjustment of the preferred shares to be redeemed was made in compliance with the provisions of General Resolution No. 777/18 of the National Securities Commission.

In turn, it resolved to call an extraordinary general meeting for March 10, 2022 in order to approve the redemption of the preferred shares, the reduction of the capital stock and the reform of article 2.01 of the bylaws.

At the meeting held on March 10, 2022, it was resolved to approve the redemption of the preferred shares in the terms approved by the board of directors and:

(i)	Reduce the capital stock of Aeropuertos Argentina 2000 S.A. from one thousand one hundred sixty-nine million four hundred ninety-five thousand eight hundred thirteen pesos ($1,169,495,813) to two hundred fifty-eight million five hundred seventeen thousand two hundred ninety-nine pesos ($258,517,299), that is, for the sum of nine hundred ten million nine hundred seventy-eight thousand five hundred fourteen pesos ($910,978,514), canceling 910,978,514 shares owned by the National State.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 18 - DIVIDENDS BY PREFERRED SHARES (presented in $ at the currency of the Meeting date) (Contd.)

(ii)	Set the value of the shares canceled as a result of the capital reduction at eighteen pesos 9090/1000 ($18.9090) per share.

(iii)	Affect for the payment of the shares the amount of capital stock, plus the capital adjustment that corresponds to the preferred shares, and for the difference to be paid, affect the “optional reserves” account.

(iv)	Reform article 2.01 of the corporate bylaws, which was worded as follows: “2.01. The evolution of the capital stock will appear in the balance sheets of the company as it results from the increases registered in the Public Registry. The capital stock is represented by 79,105,489 book-entry common shares class A subclass R, 79,105,489 common book-entry shares class B subclass R, 61,526,492 common book-entry shares class C subclass R, 38,779,829 common book-entry shares class D, and by subclass L book-entry ordinary shares that are issued under the public offering system.”

In the months of April, June and August 2022, the corresponding payments were made, canceling the total debt with the National State.

The capital reduction by redemption of the preferred shares and the reform of the bylaws was registered in the Public Registry on September 8, 2022 under number 16,654 of book 109, volume of Stock Companies.

NOTE 19 - DIVIDENDS FOR ORDINARY SHARES (presented in $ in the currency of the date of the meetings)

The ordinary, special general assembly of classes A, B, C and D and extraordinary held on April 26, 2023 that considered the destination of the result of the year of $40,638,030,971 resolved that after absorbing the accumulated losses of the previous year for an amount of ($22,199,777,489) the positive result of $18,438,253,482 has the following destination: (i) $614,780,045 to the constitution of the legal reserve, up to 20% of the share capital plus the capital adjustment; and (ii) the balance of $17,823,473,437 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

NOTE 20 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 28, 2022 AND APRIL 26, 2023 (presented in $ at the currency of the Meeting date)

In the ordinary general meeting, special class A, B, C and D shares and extraordinary, held on April 28, 2022, it was resolved that the negative result of the year of $2,548,150, be transferred to the next year. In turn, it was reported that in accordance with the resolution of the company's extraordinary general meeting of shareholders held on March 10, 2022, all of the outstanding preferred shares were redeemed, that is, 910,978,514 preferred shares, issued in under the provisions of the extraordinary general meeting held on March 6, 2008 and in clause 14 and annex VII of the Concession Agreement Adequacy Agreement Minutes. Consequently, the payment of dividends for said shares does not correspond.

Finally, in the ordinary and special general meeting of classes A, B, C and D of shares, held on April 26, 2023, it was resolved that the positive result of $40,638,030,971 which, after absorbing the accumulated losses of the previous year for an amount of ($22,199,777,489), amounted to $18,438,253,482, have the following destination:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 20 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 28, 2022 AND APRIL 26, 2023 (presented in $ at the currency of the Meeting date) (contd.)

(i)	$614,780,045 to constitute the legal reserve, up to 20% of the capital stock plus the capital adjustment; and

(ii)	the balance of $17,823,473,437 to establish an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

NOTE 21 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	12.31.2023	12.31.2022
Income for the year (in millions of $)	9,478	126,441
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	36,6629	489,1018

NOTE 22 - FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

The main indicators in our country were:

-	The country ended 2023 with a drop in its activity of 1.4%, according to preliminary GDP data;
-	The accumulated inflation between January 1 and December 31, 2023 reached 211% (CPI);
-	Between January 1, 2023 and December 31, 2023, the peso depreciated against the US dollar, going from 177.16 pesos per dollar at the beginning of the year to 808.45 pesos per dollar at the end of the year.
-	The monetary authority imposed exchange restrictions in order to contain the demand for dollars. This implied, among other things, the requirement to request prior authorization from the BCRA to make payments abroad in operations such as the payment of dividends to non-residents, the payment of financial loans abroad and the payment of imports of certain goods and services, among other.

On April 20, 2023, in relation to the provision of certain services, the requirement of prior BCRA approval for access to the MLC was incorporated within 60 calendar days from the date of approval of the declaration of the System for Imports of the Argentine Republic and Payments for Foreign Services (“SIRASE”). This requirement is not applicable in the event of: (i) payment by performing an exchange and/or arbitration against a local account in foreign currency; (ii) access simultaneously with the liquidation of a new financial indebtedness abroad for which the entire capital matures after the indicated term; and (iii) access with funds originated in a financing of imports of services granted by a local financial entity from a commercial line of credit abroad and when the entire capital of the financing matures after the indicated term.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 22 - FINANCIAL RISK MANAGEMENT (Contd.)

Regarding the operation of stock market assets, the period for not concluding operations with securities issued under foreign law is extended to 180 calendar days and the period for not concluding operations with securities issued under Argentine law is maintained at 90 days, to be presented in the affidavits for access to the MLC.

On July 24, 2023, the PEN issued Decree No. 377/2023, which establishes that the “COUNTRY Tax” is levied on new operations that involve the purchase of foreign currency for the payment of obligations for imports of certain services and goods, namely: i) Services acquired abroad or in the country when provided by non-residents: the 25% rate will apply; ii) Freight services and other transportation services for import or export operations of goods, the 7.5% rate will be applicable; and iii) Importation of goods: the 7.5% rate will be applicable with some exceptions: a. Certain goods with specific tariff positions; b. Inputs and intermediate goods directly linked to the basic food basket as established by the Ministry of Economy, through the Secretariats with jurisdiction in the matter and the AFIP; and c. Goods linked to energy generation, in the terms established by the Ministry of Energy. The AFIP is empowered to establish a 95% payment on account under the terms and conditions established by said body. Financial entities must act as agents for the collection and settlement of the tax. This measure came into force on 07/24/2023, taking effect for operations to purchase banknotes and currencies in foreign currency carried out from that date, inclusive.

On December 10, 2023, a new government took office in Argentina, which has set among its objectives the establishment of a new economic regime in the country, for which it proposes to carry out a broad reform of laws and regulations.

The plan of the new government proposes to move forward with a deep economy deregulation and with restructural reforms that release the restrictions to invest and operate in the country, including the gradual flexibilization of the prior mention exchange restriction, with the target of eliminate them if the macroeconomical conditions are appropiate.

Among its first measures, the new government published DNU No. 70/2023 - Bases for the Reconstruction of the Argentine Economy, where, in addition to declaring a public emergency in economic, financial, fiscal, administrative, pension, tariff, health and social until December 31, 2025, it repeals and/or modifies numerous laws of state intervention in the economy, such as Shelves, Supply, Price Observatory, Rentals, Compre Argentino and State Companies with the aim of liberalizing commerce, services and industry, and eliminate restrictions on the supply of goods and services that distort market prices. In the same way, the DNU lays the foundations for a profound reform of the State.

The DNU was published in the Official Gazette on December 21, 2023 and will come into force on December 29, 2023, without the need for any additional formalities. The DNU must be reviewed by a permanent bicameral commission of Congress and can only be revoked if both Houses of Congress expressly reject it (that is, if either House approves it or remains silent, the DNU will continue in force).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 22 - FINANCIAL RISK MANAGEMENT (Contd.)

The eventual repeal of the DNU due to the rejection of both Chambers will not have retroactive effect, so that all legal relationships born during the time of validity of the DNU will be valid.

Although the DNU must be discussed and ratified by at least one of the chambers of the National Congress, its provisions have been partially in force since December 29, 2023, considering a series of judicial actions that have granted the suspension of certain modifications. .

On the other hand, after the change of government, the BCRA, through Communication “A” 7917 of December 13, 2023, informs that entities will be able to give access to the MULC without needing prior approval from the BCRA (through SIRASE or SIRA). to make deferred payments for new imports of goods with customs registration as of December 13, when it is verified that the payment respects the schedule according to the type of good, depending on whether it is: a) fuels and electrical energy: They will be able to make immediate payment (from their customs entry record); b) pharmaceutical products and other goods related to health care, as well as fertilizers and/or phytosanitary products and/or inputs used in their local production: they may be paid within 30 calendar days from the registration of entry. customs; c) finished cars and other final goods: the maximum payment period is 180 days; and d) for the rest of the goods, payment may be made, from the customs entry registration, in four equal and consecutive installments (each one of 25%) from 30, 60, 90, and 120 calendar days.

For the payment of the services, it will not be necessary to have an approved declaration made through SIRASE, nor to validate the operation in the Foreign Trade Single Current Account computer system and it will be possible to pay 30 calendar days of the accrued service.

Both the payment of imports for goods and the payment of all services accrued before December 12 will require prior approval from the BCRA, with exceptions.

Subject to certain conditions, the BCRA offers entities that maintain debt for imports prior to December 13, 2023 the possibility of subscribing to the BOPREAL. This title, which is issued in 3 series with final maturity on October 31, 2027 for Series 1, June 30, 2025 for Series 2 and March 31, 2026 for Series 3, is nominated in dollars, and may be subscribed in pesos, the payment currency being the US dollar. For those who subscribe to the bond in primary issue, it allows its sale for the cancellation of the import debt in the secondary market with settlement in foreign currency abroad without affecting the company the blockage to access the MLC defined in Communication A 7925 from the BCRA or the delivery in kind of the bonus to the foreign supplier. Additionally, having subscribed this bond will allow the Company to access the official exchange market from February 1, 2024, to pay commercial debts for the importation of goods and services prior to December 13, 2023, for a total amount equivalent to 5% of the subscribed amount of Series 1.

The context of volatility and uncertainty continues as of the date of issuance of these consolidated financial statements. It is not possible to predict at this time its evolution or new measures that could be announced. The Company's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify potential impacts on its equity and financial situation.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 22 - FINANCIAL RISK MANAGEMENT (Contd.)

The Company's financial statements must be read in light of these circumstances.

Risk of exchange rate

A substantial portion of the revenues of the Group are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Our operational incomes are affected by the fluctuation of the exchange rate of the Argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

Our debt for borrowings in foreign currency at December 31, 2023 and 2022 was an equivalent of $540,370 million and $402,430 million. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2023 and 2022 a variation in the exchange rate of $100 against the American dollar would translate in an increase/decrease of $18 billion and 51 billion in the assets and $70 billion and $200 billion in the respective liabilities.

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company (the “PFIE”) for the term of the concession agreement, in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the PFIE. See Note 1.2 of these consolidated financial statements.

Credit Risk

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

The Company places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Company has not had significate losses in such accounts.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 22 - FINANCIAL RISK MANAGEMENT (Contd.)

Credit Risk (Contd.)

The commercial credits of the Group originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Group has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Group depends on key clients, as Aerolineas Argentinas SA and LATAM Group.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

Liquidity risk

The financial condition, the liquidity of the Group and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness, the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Company settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In millions of $	Total	1st Quarter 2024	2nd Quarter 2024	3rd Quarter 2024	4th Quarter 2024	2024	2025	2026-2038
Debt obligations(*)	766	62	27	16	17	122	118	526
Leases obligations	6	1	1	1	1	4	2	-
Total Contractual Obligations	772	63	28	17	18	126	120	526

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and financial debts.

Risk of interest rate

The interest rate risk of the Company arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Company to a change in its fair value. The Company analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Company to maintain most of its financing at a fixed rate.

The total debt of the Company at a variable rate at December 31, 2023 and 2022 is of $8,269 million and $12,200 million, respectively (1.57% and 3.08% of total financial debts, respectively).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 22 - FINANCIAL RISK MANAGEMENT (Contd.)

Effect of the IBOR reform

The reform and replacement of various interest rates offered in the interbank market ('IBOR' for its acronym in English) has become a priority for regulators. Most IBOR rates ceased publication on December 31, 2022, while certain US dollar LIBOR rates ceased publication on June 30, 2023.

On February 2, 2022, the Company agreed with Citibank N.A. the modification of the amortization scheme of the capital installments of the Offshore Loan, together with the applicable rate, going from a Libor Rate plus a margin of 5.5%, to a 3-month SOFR rate plus an adjustment of 0.1073 % per year adding a margin of 5.5%. The rate change does not have a significant impact for the Company.

Capital Management

The objectives of the Company for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued in the year 2017, 2020, 2021, 2022 and 2023 by AA2000 establish certain commitments for that company. At the date of these Consolidated Financial Statements, AA2000 has complied with all obligations assumed.

Aligned with the sector, the Company makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents and investments. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.2023	12.31.2022

	Millions of $
Total Financial Liabilities	522,371	396,601
Less: Cash and cash equivalents and investments	(139,583)	(79,745)
Net liability	382,788	316,856
Total shareholder’s equity	443,976	434,274
Index of indebtedness	86,22%	72.96%

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 22 - FINANCIAL RISK MANAGEMENT (Contd.)

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).
•	Level 3: data on assets or liabilities that are not based on observable data in the market (i.e., unobservable information).

The following table presents the Company's financial instruments:

	12.31.2023	12.31.2022

	Millions of $
ASSETS
Financial assets at amortized cost
Trade receivables	51,149	36,797
Other receivables	24,567	39,445
Investments	53,591	-
Cash and cash equivalents	72,793	79,743
Total at amortized cost	202,100	155,985

Financial assets at market price
Investments	-	2
Total at market price	-	2
Total	202,100	155,987

LIABILITIES
Financial liabilities at amortized cost
Provisions and other charges	21,429	23,263
Financial debt	506,258	382,614
Trade accounts payable	55,364	49,012
Total	583,051	454,889

NOTE 23 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 23 – ACCOUNTING ESTIMATES AND JUDGMENTS (Contd.)

Income Taxes:

The Company is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

Bad debts:

For trade receivables, the Company applied the simplified approach to estimate the expected credit losses in accordance with the provisions of the standard, which requires the use of the criterion for the provision of loss throughout the life of the loans. The determination of the expected loss to be recognized is calculated based on a percentage of bad debts determined according to the maturity ranges of each credit, as well as the result of the analysis of specific cases that require specific treatment.

In order to measure the expected credit loss, the trade receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as past-due loans. Expected loss rates are based on sales payment profiles over a period of 36 months before December 31, 2023, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors that affect the ability of customers to settle accounts receivable.

On this basis, the provision for losses on trade receivables as of December 31, 2023 was calculated by applying the following expected loss ratios: 0.66% on non-expired loans, 1.64% on loans due between 1 and 30 days, 7.83% for the expired range between 31 and 60 days; 13.69% for the range of overdue loans between 61 and 90 days, 28.68% for overdue loans between 91 and 180 days and 40.53% over those overdue for more than 181 days.

On this basis, the provision for losses on trade receivables as of December 31, 2022 was calculated by applying the following expected loss ratios: 0.71% on non-expired loans, 4.26% on loans due between 1 and 30 days, 10.89% for the expired range between 31 and 60 days; 14.92% for the range of overdue loans between 61 and 90 days, 25.69% for overdue loans between 91 and 180 days and 35.48% over those overdue for more than 181 days.

Contingencies:

Finally, estimates related to contingencies and other risks are analyzed based on likelihood of occurrence and estimated amount considering the opinion of the legal advisors of the Group.

Application of IFRIC 12:

The Company has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Company. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Company may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Company may generate.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 23 – ACCOUNTING ESTIMATES AND JUDGMENTS (Contd.)

Application of IFRIC 12 (Contd.):

As a result, the Company defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Company could be subject to sanctions and the concession could be revoked.

NOTE 24 – CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2023	2022

Clients	Millions of $
Group 1	278	389
Group 2	36,287	21,561
Group 3	14,584	14,847
Trade accounts receivable	51,149	36,797

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past. All defaults were fully recovered.

Note: None of the borrowings to related parties is past due nor impaired.

Breakdown of financial assets date is as follows:

		Due dates					Without
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Beyond 4th Q	established term	Total

	Millions of $
Trade receivables	10,679	33,974	277	35	-	-	-	44,965

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 25 – CONTINGENCIES

The Company has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

Tax claims

Claims on Real State tax

Province of Cordoba

- Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7 million. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, The General Revenue Service requested the embargoes. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed.

On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. The seized embargo is for the sum of $ 9.6 million. On May 8, 2019 we were notified of the rejections of the appeals for the replacement of embargo and subpoena of third parties. Appeal was filed on May 29, 2019. On March 11, 2020, AA2000 was notified of the rejection of the appeal. A direct appeal of complaint was filed against such resolution on June 23, 2020. On November 11, 2020, the company was notified of the resolution rejecting the direct appeal of complaint. The company decided not to appeal such resolution.

On the other hand, on October 9, 2020, the company was notified of the judgment of first instance that rejects the opposing exceptions in the answer to the claim and consequently, orders to carry out the tax execution. An appeal was filed against such judgment. Grievances will be expressed when the file is filed with the Appeals Chamber. On October 6, 2021, relevant grievances were filed. On August 12, 2022, the company was notified of the resolution rejecting the appeal filed. The company decided not to appeal such resolution. To date, the approved settlements have been paid, subtracting payment fees and incidental fees to be determined.

- Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $2 million corresponding to - Capital: $2 million and - Surcharges (calculated at 06/21/06) / 2017): $203 thousands.

On December 20, 2017, AA2000 was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $ 3 million. The fees of the tax attorney were regulated in this first instance in the amount of $ 111 thousands. The appeal on the replacement of embargo is still pending resolution.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 25 – CONTINGENCIES (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

On the other hand, the third-party subpoena request was rejected, which was appealed and the grievances were filed in the Chamber on August 5, 2019. On February 5, 2020, AA2000 was notified of the rejection of the appeal. Against such rejection, on February 28, 2020 a cassation appeal was filed. On December 18, 2020, the company was notified of the resolution rejecting the cassation appeal. On February 9, 2021 the direct appeal of the complaint was filed, which is pending resolution. On February 4, 2022, the company was notified of the resolution that denied said appeal. The company decided not to appeal such resolution.

Regarding the merits of the matter, on September 20, 2022, the company was notified of the first instance ruling that rejected the opposing exceptions. An appeal was filed against said resolution, which is pending resolution On June 15, 2023, the company was notified of the resolution rejecting the appeal filed. The company decided not to appeal this resolution. The DGR has begun execution and on April 25, 2023 we were notified of the corresponding settlement, which has not yet been approved.

- Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $5 million. The embargo order was for the sum of $7 million (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered on August 3, 2018.

On August 9, 2018, it was decided to reject the summons of third parties, against such resolution an appeal for reconsideration was filed with an appeal in subsidy. On September 14, 2018, a resolution was issued denying the reconsideration appeal with subsidy appeal. Against such resolution, a direct appeal of complaint was filed. On April 8, 2019, the appeal filed was rejected and an appeal was filed on August 5, 2019.

On November 30, 2018, the court rejected the lien substitution. Against such resolution, an appeal was filed on February 7, 2019, the grievances being founded on April 12, 2019. On September 20, 2021, the Chamber's rejection of the request for substitution of the embargo was notified and against such resolution, an appeal was filed on October 18, 2021. On January 20, 2022, the resolution rejecting the appeal was notified. A direct complaint appeal was filed against said resolution, which is pending resolution.

Regarding the substance of the matter, on June 15, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against this resolution. On December 22, 2023, the company was notified of the rejection of the appeal filed and the company decided not to challenge said decision.

The DGR has begun execution and on October 2, 2023 we were notified of the corresponding settlement, which has not yet been approved.

- Main File. Nº 8296338: On July 15, 2019, AA2000 was notified of the demand for fiscal execution in the amount of $ 4 million corresponding to the fiscal periods 2018/30, 2018/40, 2019/01 and 2019/02. Likewise, an embargo for the amount of $ 6 million was locked. On August 9, 2019, the lawsuit was answered and the subpoena of third parties and the replacement of the seized embargo was requested. On August 21, 2019, a decision was issued rejecting the subpoena of third parties, against which an appeal l was filed with an appeal in subsidy. On August 12, 2022, the company was notified of the resolution that rejected the appeal, against which a direct appeal was filed for an appeal that was badly denied, which is pending resolution.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 25 – CONTINGENCIES (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

On October 21, 2019, the court rejected the request to replace the embargo, and that decision was appealed. On November 30, 2020, the company was notified of the rejection of the appeal. Against said resolution, an appeal was filed on December 29, 2020, which is pending resolution. On July 7, 2021, the resolution that denied the appeal was notified. The DGR filed a request for clarification in relation to the resolution that denied the Cassation appeal. On October 6, 2021, the resolution of the request for clarification was notified and we filed the direct appeal of the complaint. On May 13, 2022, the company was notified of the resolution rejecting the appeal filed. It was decided not to challenge that decision.

Regarding the substance of the matter, on June 15, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against said resolution, which is pending resolution.

The DGR has begun execution and on October 2, 2023 we were notified of the corresponding settlement, which has not yet been approved.

Main File. N ° 9660228: In December 2020, the Company became aware of an embargo for the sum of $ 13 million in a new tax execution initiated by the Córdoba DGR. AA2000 was notified of the lawsuit on March 19, 2021, which was answered on April 13, 2021 requesting the summons of obligated third parties and the substitution of the embargo for a surety bond.

On September 20, 2022, we were notified of the resolution by which the summons request to third parties is rejected. An appeal was filed against such rejection.

On September 21, 2022, we were notified of the resolution rejecting the request to replace the embargo. An appeal was filed against such rejection.

On August 25, 2023, we were notified of the resolution by which samples of appeals regarding summons to third parties and replacement of the embargo were rejected. The company decided not to appeal said resolution.

- Main File. N° 10523221: In the month of December 2021, AA2000 became aware of the seizure of an embargo for the sum of $29 million in a new fiscal execution initiated by the DGR of Córdoba. AA2000 has not yet been notified of the lawsuit. AA2000 was notified of the lawsuit on March 21, 2022, which was answered on April 12, 2022 requesting the summons of obligated third parties and the replacement of the seizure by surety insurance.

On August 11, 2022, the company was notified of the resolution by which the summons request to third parties was rejected. An appeal was filed against such rejection, which is pending resolution. On September 21, 2022, we were notified of the rejection of the appeal filed. Against such a rejection, a complaint was filed for an appeal that was incorrectly denied. On June 15, 2023, the company was notified of the resolution rejecting the appeal filed. It was decided not to challenge this decision.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 25 – CONTINGENCIES (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

Regarding the substance of the matter, on August 9, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against said resolution, which is pending resolution.

The DGR has begun execution and on October 2, 2023 we were notified of the corresponding settlement, which has not yet been approved.

- Main File N° 10863296: AA2000 was notified on June 3, 2022 of a new tax execution initiated by the DGR of Córdoba for the sum of $ 13 million, which was answered on June 28, 2022 requesting the summons of obligated third parties and the replacement of the embargo by surety insurance.

On December 29, 2022, we were notified of the resolution rejecting the request to summon third parties. An appeal was filed against this resolution, which was rejected. Against such rejection, on March 20, 2023, a direct appeal was filed for an incorrectly denied appeal, which is pending resolution.

Regarding the substance of the matter, on October 22, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against said resolution, which is pending resolution.

- Main File. N° 11410450: In the month of November 2022, AA2000 became aware of the blockage of an embargo for the sum of $18 million in a new tax execution initiated by the DGR of Córdoba. AA2000 was notified of the lawsuit on February 14, 2023, which was answered on March 9, 2023, requesting the summons of obligated third parties and the replacement of the embargo with surety insurance. On June 08 2023, we were notified of the extension of the lawsuit and of a new seizure order for $19 million.

On October 26, 2023, we were notified of the resolution rejecting the request to summon third parties. An appeal was filed against this resolution, which was declared inadmissible on December 26, 2023. The company decided not to challenge said decision.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes, which, according to its legal advisors are unlikely to be successful.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 26 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that impact on the cash flow as part of the fi financing activities are detailed below:

	Liabilities for financial leases at 1 year	bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total

	Millions of $
Balances at the beginning	11,559	12,933	26,099	346,010	396,601
Cash flows	(13,928)	-	(45,757)	1,271	(58,414)
Exchange rate	9,213	10,360	(163,661)	293,322	149,234
Inflation adjustment	(9,591)	(8,298)	(136,228)	161,301	7,184
Other movements without cash	11,011	(6,910)	331,852	(308,187)	27,766
Net debt at 12.31.2023	8,264	8,085	12,305	493,717	522,371

NOTE 27 - ASSIGNMENT OF CREDIT TO THE NAS STRENGTHENING TRUST

On February 2, 2021, the company Aerolíneas Argentina S.A (ARSA) sent the Company a Reversal Letter containing a debt acknowledgment proposal for the amounts owed up to March 31, 2020 ($121 million and US$ 36.5 million). In said document, ARSA proposes a payment plan in 72 monthly, equal and consecutive installments payable as of January 5, 2023. Likewise, ARSA accepts said sums to be assigned to the NAS Trust for Strengthening.

By note AA2000-DIR-149/21 dated February 4, 2021, the Company accepts the Reversal Letter and in compliance with the provisions of Art 15 of the Trust Agreement to Strengthen the National Airport System signed on December 29, 2009, requests ORSNA, prior intervention from the Ministry of Transportation, authorization for the assignment of the sums mentioned in the first paragraph to the NAS Trust for Strengthening.

By note ORSNA NO-2022-60316219-APN-ORSNA#MTR dated June 14, 2022, they inform us that the proposal made by the Company was timely analyzed by ORSNA, with the intervention of the Ministry of Transportation, through of Providence PV2022-32673749-APN-MTR, in accordance with the provisions of article 15 of the Trust Agreement to Strengthen the National Airport System.

Consequently, the Company is authorized to pay the obligations corresponding to the months of November 2020 to October 2021 (the latter partially) through the assignment of credits to the Trust, applying the rate established in article 14 of the Trust Agreement for the Strengthening of the National Airport System on the obligations due as of February 4, 2021 and as of that date, the same rate as that agreed on the debt recognized by Aerolíneas Argentinas S.A.

On June 21, 2022, the Company sent to the Banco de la Nación Argentina - Fiduciary Banking Finance Sub-Management the note “Assignment Acknowledgment of debt Aerolíneas Argentinas S.A. dated 02-02-21” and dated June 27, 2022, Aerolíneas Argentinas S.A. was notified by public deed N027084404. the “Assignment Acknowledgment of debt Aerolíneas Argentinas S.A. dated 02-02-21” to BAN.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At December 31, 2023 presented in comparative format (contd.)

NOTE 28 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

The Company has subscribed USD 0.773 million on January 18, 2024 and USD 0.311 million on January 31, 2024 of Series 1 and USD 0.590 million of Series 2 on February 22, 2024.

To date, the company has sold 100% of the Series 1 holding, with the amount obtained from the sale applied to the payment of debt for imports and maintains 100% of the Series 2 holding.

Beyond the aforementioned, no events and / or transactions have occurred after the end of the period that could significantly affect the equity and financial situation of the Company.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format

Presentation base

The information contained in this Summary Report has been prepared in accordance with article 4 of Chapter III of Title IV of the NSC Regulations (N.T. 2013 and mod.) and must be read together with the Interim Consolidated Financial Statements as of December 31, 2023 presented in a comparative manner, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at December 31, 2023, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.25 to the Consolidated Interim Financial Statements at December 31, 2023.

1. General considerations

International Financial Reporting Standards (IFRS)

Through article No. 1 of chapter III of title IV of the NSC Standards (NT 2013 and mod.) the application of Technical Resolution No. 29 of the FACPCE has been established, which adopts the IFRS issued by the IASB, its modifications and the adoption circulars established by the FACPCE, for entities issuing shares and/or negotiable obligations.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

During the year 2023, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

In execution:

-	Beacon ring and main electrical substation;
-	New Feeders 9 and 10 at 13.2 KV.

The following works have been completed:

-	New Shooting Parallel to Header 35; and
-	TWY beacon at Headland 35

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format

1. General considerations (Contd.)

Jorge Newbery Airport

In execution, with reactivation after the stoppage due to the pandemic, the work:

-	External works - sidewalks - landscaping - coastal filling and underground parking;
-	Expansion of the South Platform – Stage 2.
-	Expansion of the North Platform;

The first stage of the North Platform Expansion has been enabled.

Rio Hondo Airport

The following works are in execution:

-	Maintenance Infrastructure and Support Services; and
-	Expansion and Remodeling of the Passenger Terminal.

The following works have been completed:

-	Runway, Taxiing and Platform Rehabilitation;
-	New high-intensity track marking system;

Santa Rosa Airport

The remodeling and expansion works of the passenger terminal are underway.

San Rafael Airport

In execution works of:

-	Maintenance Infrastructure and Support Services
-	New Passenger Terminal.

Comodoro Rivadavia Airport

The New Beaconing work is in the process of being terminated due to lack of reactivation, after the stoppage due to the pandemic.

Córdoba Airport

After the stoppage due to the pandemic, the Beacon work on runway 18-36 was terminated;

Iguazú Airport

-	Remodeling and expansion of the passenger terminal;
-	New Parking;

The following works are in execution:

-	Tipping points - Aircraft sanitary effluent treatment;
-	Sewage Effluent Treatment Plant; and
-	Maintenance Infrastructure and Support Services.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format

1. General considerations (Contd.)

San Fernando Airport

The work on the New Control Tower has been completed.

San Juan Airport

The remodeling work of the passenger terminal is in execution.

La Rioja Airport

The works of the New Passenger Terminal have been terminated due to non-compliance by the supplier.

This stoppage has led to the consensual termination of the New Parking works.

The new tender to conclude the works of the New Passenger and Parking Terminal is ready to be launched.

Esquel Airport

Terminated due to provider breach

-	Integral Remodeling Work of the Passenger Terminal
-	TWR Control.

Jujuy Airport

In execution, about to be complete, the works of:

-	Complete remodeling of the passenger terminal.
-	New Parking and Roads.

Resistencia Airport

The works are in progress:

-	Power Supply to the Control Tower.
-	Comprehensive remodeling of the passenger terminal
-	Rehabilitation of Alpha Taxiing; and
-	Beaconing of Alfa Taxiing

The following works are finished

-	Alfa Taxiing Rehabilitation; and
-	Alfa Taxiing Beacon.

Formosa Airport

The following work is in execution:

-	New passenger terminal;

Salta Airport

Starting the works of:

Remodeling and expansion of the passenger terminal;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at December 31, 2023, 2022, 2021, 2020 and 2019, is presented.

	12.31.23	12.31.22	12.31.21	12.31.20	12.31.19

	Millions of $
Current Asset	146,656	116,438	143,691	110,671	108,634
Non-current Assets	942,177	879,684	865,338	896,647	913,519
Total Assets	1,088,833	996,122	1,009,029	1,007,318	1,022,153

Current liabilities	100,785	122,597	174,438	206,802	162,738
Non- Current Liabilities	544,072	439,251	426,227	392,266	383,065
Total Liabilities	644,857	561,848	600,665	599,068	545,803

Net equity attributable to majority shareholders	444,006	434,375	408,356	408,244	475,978
Non-controlling interest	(30)	(101)	8	6	372
Net Equity	443,976	434,274	408,364	408,250	476,350
Total	1,088,833	996,122	1,009,029	1,007,318	1,022,153

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the nine-month periods ended at December 31, 2023, 2022, 2021, 2020 and 2019.

	12.31.23	12.31.22	12.31.21	12.31.20	12.31.19

	Millions of $
Gross Profit	176,441	129,538	23,582	(18,191)	166,281
Administrative and distribution and marketing expenses	(43,823)	(30,524)	(23,750)	(29,039)	(65,201)
Other net income and expenses	5,396	6,053	(4,162)	2,967	10,743
Operating profit for the year	138,014	105,067	(4,330)	(44,263)	111,823
Income and financial costs	(139,511)	12,064	34,471	(44,698)	(27,689)
Result by exposure to changes in the acquisition power of currency	(31,797)	7,723	3,739	(20,201)	(19,106)
Income for related parties	(5)	(13)	-	-	-
Income before tax	(33,299)	124,841	33,880	(109,162)	65,028
Income tax	42,777	1,600	(33,894)	39,675	8,695
Result of the year	9,478	126,441	(14)	(69,487)	73,723
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the year	9,478	126,441	(14)	(69,487)	73,723
Result attributable to majority shareholders	9,407	126,550	(15)	(69,121)	73,649
Non-controlling interest	71	(109)	1	(366)	74

4. Cash flow structure

	12.31.23	12.31.22	12.31.21	12.31.20	12.31.19

	Millions of $
Cash Flow generated by / (Used in) operating activities	101,218	32,883	23,402	40,821	(76,381)
Cash Flow (used in) / generated by investing activities	(51,987)	4,600	7,176	(16,894)	10,929
Cash Flow (used in) / generated by financing activities	(59,865)	(67,556)	19,600	(2,562)	9,309
Net Cash Flow (used in) / generated in the year	(10,634)	(30,073)	50,178	21,365	(56,143)

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format

5. Analysis of operations for the year ended at December 31, 2023 and 2022

5.1 Results of operations

Income

The following table shows the composition of consolidated revenues for the years ended at December 31, 2023 and 2022:

Revenues	12.31.2023%		12.31.2022%
	Millions of $	Revenues	Millions of $	Revenues
Aeronautical revenues	236,327	53.88%	180,191	51.52%
Non-aeronautical revenues	202,317	46.12%	169,554	48.48%
Total	438,644	100.00%	349,745	100.00%

The following table shows the composition of the aeronautical revenues for the years ended at December 31, 2023 and 2022:

Aeronautical revenues	12.31.2023%		12.31.2022%
	Millions of $	Revenues	Millions of $	Revenues
Landing fee	18,707	7.92%	14,094	7.82%
Parking fee	7,214	3.05%	5,570	3.09%
Air station use rate	210,406	89.03%	160,527	89.09%
Total	236,327	100.00%	180,191	100.00%

Costs

The cost of sales had the following variation:

Millions of $
Costs of sales for the year ended at 12.31.2023	262,297
Costs of sales for the year ended at 12.31.2022	220,313
Variation	41,984

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Millions of $
Distribution and commercial expenses for the year ended 12.31.2023	25,285
Distribution and commercial expenses for the year ended at 12.31.2022	16,371
Variation	8,914

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format

5. Analysis of operations for the year ended at December 31, 2023 and 2022 (Contd.)

5.1 Results of operations (Contd.)

Administrative Expenses

The administrative expenses had the following variation:

Millions of $
Administrative expenses for the year ended at 12.31.2023	18,538
Administrative expenses for the year ended at 12.31.2022	14,153
Variation	4,385

Income and financial costs

Net financial income and costs totaled loss of $139,511 during the year ended at December 31, 2023 with respect to $12,064 revenue during the same period of the previous year.

The variation is mainly due to result arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded revenue of approximately $5,396 million during the year ended at December 31, 2023 with respect to $6,053 million of revenue in the same period of the previous year.

5.2 Liquidity and Capital Resources

Capitalization

The total capitalization of the Group at December 31, 2023 amounted to $966,346 million composed of $522,371 million of financial debt and a net equity worth of $443,975 billion, while the total capitalization of the Company at December 31, 2022 amounted to $830,875 million comprised of $396,601 million of financial debts and a net equity worth of $434,274 million.

The debt as a percentage of total capitalization amounted to approximately 54.06% at December 31, 2023 and 47.73% at December 31, 2022.

Financing

See in detail Note 8 to these Consolidated Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format

6. Index

The information refers to the periods ended at December 31, 2023, 2022, 2021, 2020 and 2019:

	12.31.23	12.31.22	12.31.21	12.31.20	12.31.19
Liquidity (1)	1.695	1.014	0.866	0.550	0.680
Solvency (1)	0.701	0.789	0.704	0.703	0.880
Immobilization of capital	0.866	0.883	0.858	0.890	0.890
Cost effectiveness	0.022	0.300	(0.000)	(0.157)	0.162

(1) Current liabilities and non-current liabilities do not include deferred profits or additional consideration for concessionaries.

7. Statistical data

Passengers

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the years ended at December 31, 2023, 2022, 2021, 2020 and 2019:

	12.31.23	12.31.22	12.31.21	12.31.20	12.31.19

Airport	Thousands of passengers
Aeroparque	15,622	12,910	4,524	2,293	12,311
Ezeiza	10,826	7,513	3,197	3,547	12,485
Córdoba	2,970	2,149	717	739	3,529
Bariloche	2,602	2,050	1,129	474	1,858
Mendoza	2,424	1,739	668	472	2,311
Iguazú	1,567	1,187	423	358	1,576
Salta	1,485	1,224	545	356	1,479
Tucumán	855	718	318	200	969
Jujuy	599	481	204	93	398
C. Rivadavia	579	466	188	137	649
Total	39,529	30,437	11,913	8,669	37,565
Overall total	42,229	32,700	12,824	9,707	41,834
Variation vs. previous year	29.1%	155.0%	32.1%	-76.8%	9.1%

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format

7. Statistical data (Contd.)

Movement of aircraft

Amount of movement of aircraft for the years ended at December 31, 2023, 2022, 2021, 2020 and 2019 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	12.31.23	12.31.22	12.31.21	12.31.20	12.31.19
Aeroparque	127,694	104,459	42,456	22,443	111,176
Ezeiza	72,307	51,171	31,854	32,051	85,633
San Fernando	60,311	60,137	52,264	29,583	42,878
Córdoba	27,458	21,870	9,742	7,978	31,553
Mendoza	21,868	16,788	7,963	5,909	22,419
Bariloche	18,999	15,577	10,032	4,326	14,557
Salta	16,145	12,374	6,168	4,236	13,975
Iguazú	11,639	9,138	4,076	3,557	12,833
Tucumán	7,998	6,468	3,566	2,242	9,176
Mar del Plata	7,654	6,595	4,022	2,901	8,117
C. Rivadavia	6,994	6,192	4,780	4,180	9,736
Total	379,067	310,769	176,923	119,406	362,053
Overall Total	447,027	370,710	218,560	149,262	428,551
Variation vs. previous year	20.6%	69.6%	46.4%	-65.2%	-0.2%

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

at December 31, 2022 presented in comparative format

Outlook for 2024

The year 2023 marked a milestone with the recovery of the total level of passengers, which returned to the level of 2019. This was strongly supported by domestic traffic, which ended the year 11% above pre-pandemic levels. International traffic, on the other hand, continued on the path of recovery, closing at 87% vs. 2019, although in December 2023 it stood at 98% compared to the same month of 2019.

By 2024, we expect passenger volume to remain on the path of recovery on the international front, and a moderate growth trend to continue in the domestic segment, although we are closely monitoring the macro context, which may affect the level of activity.

Simultaneously, we continue to monitor the Company's operating costs, impacted by the effect of macroeconomic variables, also weighing the impact generated in said structure by the level of activity.

Likewise, we continue to make strong progress in the works included in the investment program. In 2024 we hope to complete the execution of phase I, and begin the execution of phase II, established in our contractual framework. The projection of works covers important works both in the airports in the Buenos Aires area and in several airports in the interior of the country, strengthening the program of improvements and modernization in the country's airport system with a federal perspective.

“Free translation from de original in Spanish for publication in Argentina”

Independent auditor’s report

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Ciudad Autónoma de Buenos Aires

CUIT N° 30-69617058-0

Auditor’s report on the consolidated financial statements

Opinion

We have audited the consolidated financial statements of Aeropuertos Argentina 2000 S.A and its subsidiaries (the Company) which comprise the consolidated statement of financial position as at December 31, 2023, and consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, which include material information about the accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2022, and its consolidated comprehensive income and its consolidated cash flows for the year then ended in accordance with IFRS accounting standards (IFRS).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina through Technical Resolution No. 32 of the Argentine Federation of Professional Councils for Economic Sciences (FACPCE), as approved by the International Auditing and Assurance Standards Council (IAASB for its acronym in English) Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) and the ethical requirements that are relevant to our audit of the consolidated financial statements in Argentina. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

“Free translation from de original in Spanish for publication in Argentina”

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Revenue Recognition – Accuracy of certain in Revenue Recognition non-aeronautical

As described in note 3.17. and note 4 to the consolidated financial statements, the Company receives revenue from the following activities: a) aeronautical services provided to users and air operators of the airports subject to the concession and b) non-aeronautical revenue, which is obtained mainly through the commercial activities carried out within the concessioned airports. Among the main non-aeronautical services are: revenue from permits to use commercial spaces at airports, for which the Company receives fixed and/or variable revenue from permit holders, and revenue from the exploitation of tax warehouses, among others.

In line with IFRS 15, the Company recognizes revenue when performance obligations are met and control of the services is transferred, as well as when the amounts can be reliably measured.

To calculate the value of the aforementioned revenue, numerous sources of information are involved that are maintained in different computer environments and automated processes that are susceptible to failures or errors in the operation of each of the systems and/or in the exchange of information between them. as well as manual intervention of some processes and controls. The effectiveness of the general internal control framework at a reasonable level of security related to the systems mentioned above and the process of recognizing revenue from use permits and revenue from the exploitation of tax warehouses are essential to ensure accuracy. of transactions.

This issue is key due to the significant effort it represents throughout the audit considering the scope of our audit tests, the time involved in them and the level of experience of the team members. In addition, it is necessary to evaluate, among other aspects, the organization and governance of information systems, controls over the maintenance and development of applications, physical and logical security and the use of said systems.

Audit procedures performed in relation to this key matter included, among others:

• obtain an understanding and test the process carried out by the Company to process, authorize and recognize its revenue, as well as test the key controls associated with the recognition of revenue from use permits and those from the exploitation of tax warehouses, including the information technology of the main systems involved in the processing of revenues;

• inspection, on a selective basis, of contracts, as well as relevant communications with the regulator that are related to the recognition of revenue from use permits and those from the exploitation of fiscal warehouses;

• we have carried out substantive analytical procedures on revenue from use permits and revenue from the exploitation of fiscal deposits;

• we have evaluated the impact of revenue from use permits and those from the exploitation of tax warehouses and tested, on a selective basis, accounting entries, through the inspection of supporting documentation to confirm that it has been properly recorded;

• evaluate the accounting policies revealed in the consolidated financial statements with respect to the recognition of revenue from use permits and those from the exploitation of tax warehouses.

2

“Free translation from de original in Spanish for publication in Argentina”

Other information

The other information comprises Management´s Report. Board of Directors is responsible for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Board of Directors and the Audit Comittee for the consolidated financial statements

Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Audit Committee is responsible for supervising the process of preparing the Company's financial information.

3

“Free translation from de original in Spanish for publication in Argentina”

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Board of Directors.

•	Conclude on the appropriateness of Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to Board of Directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with Board of Directors, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

4

“Free translation from de original in Spanish for publication in Argentina”

Report on compliance with current regulations

In compliance with current provisions, we inform that:

a)	the consolidated financial statements of Aeropuertos Argentina 2000 S.A. are pending to be settled in the book "Inventories and Balances”;

b)	the separates financial statements of Aeropuertos Argentina 2000 S.A arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the Comisión Nacional de Valores;

c)	As of December 31, 2023, the debt accrued in favor of the Sistema Integrado Previsional Argentino by Aeropuertos Argentina 2000 S.A. arises from its accounting records and from the Company's liquidations amounted to $ 1,849,736,761, not being payable at that date;

d)	In accordance with what is required by Article 21, subsection b), Chapter III, Section VI, Title II of the regulations of the Comisión Nacional de Valores, we inform that the total fees for auditing and related services invoiced Airports Argentina 2000 SA in the year ended December 31, 2023 represent;

d.1)            94.29% of the total fees for services billed to Aeropuertos Argentina 2000 S.A. for all concepts in said exercise;

d.2)            95.46% of the total fees for auditing and related services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related companies in said year;

d.3)            88.54% of the total fees for services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related for all concepts in said year;

e)	have applied the procedures on the prevention of money laundering and terrorist financing for Aeropuertos Argentina 2000 S.A. provided for in the corresponding professional standards issued by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 8, 2024.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Juan Manuel Gallego Tinto

5

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law No. 19,550 and the article 62 subsection c) of the BYMA (Argentine Stock Market) Regulations, we have conducted the review described in the third paragraph regarding the consolidated financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”) and its subsidiaries, including the consolidated statement of financial position as of December 31, 2023, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the period previously referred, the notes 1 to 28 to the consolidated financial statements and a summary of the significant accounting policies and other explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have considered the report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. S.R.L.), dated March 8, 2024, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Resolution No. 32 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), as approved by the International Auditing and Assurance Standards Board (IAASB).

The Board of Directors of the Company is responsible for the reasonable preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (“IFRS”) -adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (“CNV”), as approved by the International Accounting Standard Board (IASB).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

The company has prepared its consolidated financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV Regulations, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i) the consolidated financial statements of the Company were issued in accordance with the IFRS, adopted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii) Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as the CNV. Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the consolidated financial statements of the Company as of December 31, 2023, consider all significant events and circumstances that are known to us, and regarding said documents we have no observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a) the consolidated financial statements of the Company arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the conditions of security and integrity on the basis of which they were authorized by the CNV; except for the fact that they are pending to be recorded in the book "Inventories and Balance Sheets"; and

b) in exercise of the control of legality that corresponds to us, we have applied during the year the remaining procedures described in article 294 of Law No. 19,550, which we consider necessary according to the circumstances, having no observations to make in this regard.

Autonomous City of Buenos Aires, March 8, 2024.

/s/ Patricio A. Martin
Patricio A. Martin
By Surveillance Committee